   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 8, 1997

                                              REGISTRATION NUMBER 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                                    FORM S-3

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                                UTI ENERGY CORP.
             (Exact name of registrant as specified in its charter)

                    DELAWARE                                        23-2037823
(State or other jurisdiction of incorporation or       (I.R.S. Employer Identification No.)
                  organization)

                                                                  VAUGHN E. DRUM
                                                                 UTI ENERGY CORP.
             16800 GREENSPOINT PARK                           16800 GREENSPOINT PARK
                   SUITE 225N                                       SUITE 225N
              HOUSTON, TEXAS 77060                             HOUSTON, TEXAS 77060
                 (281) 873-4111                                   (281) 873-4111
  (Address, including zip code, and telephone        (Name, address, including zip code, and
   number, including area code, of registrant's  telephone number, including area code, of agent
           principal executive offices)                            for service)

                                   Copies to:

                 CURTIS W. HUFF                                  WALTER J. SMITH
          FULBRIGHT & JAWORSKI L.L.P.                         BAKER & BOTTS, L.L.P.
                 1301 MCKINNEY                                   ONE SHELL PLAZA
                   SUITE 5100                                     910 LOUISIANA
           HOUSTON, TEXAS 77010-3095                        HOUSTON, TEXAS 77002-4995
                 (713)651-5151                                    (713) 229-1234

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being offered on this Form are being offered pursuant to dividend and interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

                        CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                          PROPOSED MAXIMUM     PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF       NUMBER OF SHARES TO     OFFERING PRICE         AGGREGATE            AMOUNT OF
   SECURITIES TO BE REGISTERED        BE REGISTERED           PER UNIT        OFFERING PRICE(1)     REGISTRATION FEE
- ----------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value.....   7,393,842 shares          $25.79            $190,687,185           $57,784
======================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457 of the Securities Act of 1933 and based upon the average of the high and low sale prices of Common Stock as reported by the American Stock Exchange, Inc. on September 2, 1997.

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES
     MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY
     NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION -- DATED SEPTEMBER 8, 1997
PROSPECTUS
- --------------------------------------------------------------------------------
                                5,915,500 Shares

[LOGO]                          UTI ENERGY CORP.

                                  Common Stock
- --------------------------------------------------------------------------------
Of the 5,915,500 shares of common stock, par value $.001 per share (the "Common Stock"), offered hereby, 1,575,000 shares are being sold by UTI Energy Corp.
(the "Company" or "UTI") and 4,340,500 shares are being sold by the selling stockholders (the "Selling Stockholders"). See "Principal and Selling Stockholders".

The Common Stock is listed on the American Stock Exchange (the "AMEX") under the symbol "UTI". On September 5, 1997, the last reported sales price of the Common Stock as reported on the AMEX was $27.33 per share. See "Price Range of Common Stock and Dividend Policy".

SEE "RISK FACTORS" ON PAGES 8 TO 11 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
- --------------------------------------------------------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=======================================================================================================================
                                                               Underwriting                             Proceeds to
                                             Price to          Discounts and        Proceeds to           Selling
                                              Public          Commissions(1)        Company(2)        Stockholders(2)
- -----------------------------------------------------------------------------------------------------------------------
Per Share..............................          $                   $                   $                   $
- -----------------------------------------------------------------------------------------------------------------------
Total(3)...............................          $                   $                   $                   $
=======================================================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(2) Before deducting expenses payable by the Company and the Selling
    Stockholders, estimated to be $350,000 and $          , respectively. The
    Company will receive $12,480,000 from the exercise of warrants relating to 1,425,000 of the shares being offered by the Selling Stockholders.
(3) The Company and certain affiliates of the Company have granted the several Underwriters a 30-day over-allotment options to purchase, in the aggregate, up to an additional 887,250 shares of Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased
    by the Underwriters, the total Price to Public will be $          , the
    total Underwriting Discounts and Commissions will be $          , the total
    Proceeds to Company will be $          , and the total Proceeds to Selling
    Stockholders will be $          . See "Underwriting".
- --------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters, subject to delivery by the Company and the Selling Stockholders and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the offices of Prudential Securities Incorporated, One New York
Plaza, New York, New York, on or about September   , 1997.

PRUDENTIAL SECURITIES INCORPORATED
                    LEHMAN BROTHERS

                                       RAUSCHER PIERCE REFSNES, INC.

                                                    SIMMONS & COMPANY
                                                           INTERNATIONAL
September   , 1997

                     [MAP OF UTI OPERATIONS AND LOCATIONS]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements included or incorporated in this Prospectus. Unless the context otherwise requires, references in this Prospectus to "UTI" or the "Company" shall mean UTI Energy Corp. and its subsidiaries. Unless otherwise noted herein, the information contained in this Prospectus assumes the Underwriters' over-allotment option will not be exercised and gives effect to the Company's three-for-one stock split effected on September 5, 1997.

                                  THE COMPANY

     UTI is a leading provider of onshore contract drilling services to exploration and production companies and operates one of the largest land drilling rig fleets in the United States. The Company's drilling operations currently are concentrated in the prolific oil and natural gas producing basins of Oklahoma, Texas and the Gulf Coast. The Company's rig fleet currently consists of 82 land drilling rigs that are well suited to the requirements of its markets. The Company also provides drilling and pressure pumping services in the Appalachian Basin.

     Beginning in 1995, the Company made a strategic decision to focus its efforts on the expansion of its land drilling operations to take advantage of improving market conditions and of the benefits arising from a consolidation in the land drilling industry. To effect this strategy, the Company embarked on an acquisition program aimed at expanding the Company's presence in select oil and gas producing regions in the United States. Since 1995, the Company has more than tripled the size of its rig fleet through acquisitions that have improved its drilling capabilities, diversified its operations geographically and expanded its market share in its core areas of operations. These acquisitions also have provided the Company with significant operational leverage through its 68 currently marketed and 14 stacked rigs, a large inventory of drilling equipment and approximately 250,000 feet of spare drill pipe. The Company estimates that its stacked rigs could be placed in service at an average capital cost of approximately $250,000 per rig.

     The Company's drilling operations are managed on a regional basis through local operating units and by managers with expertise and knowledge of regional drilling conditions and needs. These units are supported by a centralized management for the allocation and sharing of equipment, supplies and personnel and the establishment of bidding parameters. The Company believes that this organizational structure provides it with an important competitive advantage in both operations and acquisitions in the fragmented land drilling market.

     Since 1994, the Company's financial results, including revenues, net income and earnings before interest, taxes, depreciation and amortization ("EBITDA"), have increased substantially as a result of its acquisitions, improved market conditions and higher margins associated with increased day and contract rates. Revenues have grown from $36.3 million for the year ended December 31, 1994 to $97.3 million for the year ended December 31, 1996. Over the same period, net income and EBITDA have grown from $1.1 million to $4.9 million and from $3.5 million to $11.3 million, respectively. For the six months ended June 30, 1997, the Company's revenues, net income and EBITDA were $76.8 million, $3.6 million and $11.2 million, respectively. In addition, the number of wells drilled by the Company have increased from 287 in 1994 to 625 in 1996 and 403 for the first six months of 1997.

                              INDUSTRY CONDITIONS

     Industry conditions in the United States land drilling market have improved significantly over the last two years, which has resulted in improved financial performance and increased industry and company-wide rig utilization and contract rates. The market improvements have resulted from a number of factors, including a consolidation of existing drilling equipment, an increase in domestic exploration and development drilling activity, the mobilization of rigs to international markets and the use of components from stacked rigs to refurbish other rigs. While the improved market conditions have led to increasing contract rates on a daily and footage basis in the Company's markets, the Company does not believe that such rates have reached levels that justify the construction of new rigs. Further, shortages of qualified personnel to staff stacked rigs that are placed into operation have limited the number of rigs that may be returned to the market.

     The number of available land rigs in the United States has declined from approximately 4,700 rigs in 1981 to less than 1,500 in 1997. During the period from 1988 to 1996, the number of drilling contractors also has declined from approximately 600 to 290, with the top four companies, including the Company, currently owning approximately 37% of the active land rigs in the United States. In 1996, approximately 33% of the footage drilled in the United States was drilled by only ten contractors, down from 25 contractors in 1993. Increased land drilling activity is reflective of improvements in exploration and development technologies, in particular the greater use of 3-D seismic data and horizontal drilling. These technological advancements have increased drilling success rates, lowered finding costs and increased well production rates, which in turn have allowed producers to conduct more consistent and active drilling programs, even in periods of lower oil and natural gas prices.

                               BUSINESS STRATEGY

     The Company's strategy is to continue to be one of the leading consolidators in the industry and to take advantage of improving market conditions and the benefits of consolidation. The Company also intends to expand its operations through the redeployment of equipment among the Company's existing regional operations. Key aspects of the Company's business strategy include:

     Acquisitions and Consolidations. The Company seeks acquisitions of companies with existing operations, established reputations for quality operations and equipment that can be assimilated into the Company's operations. These acquisitions are intended to supplement the Company's existing operations by providing additional equipment, experienced employees, higher market share and improved operating leverage.

     Decentralized Operating Structure. The Company maintains a decentralized operating structure with regional managers who are responsible for the day-to-day operations and customer relations in their areas. The Company believes that expansion of market share in its core operating areas and its regional operating structure provide for cost savings and efficiencies.

     Diversified Drilling Operations. The Company seeks to achieve a diversified mix of drilling equipment that is well suited to meet its customers' regional demands for rigs. The Company's fleet has depth capabilities ranging from 5,000 to 25,000 feet and is located in the prolific oil and natural gas basins of Oklahoma, Texas and the Gulf Coast.

     Large Inventory of Available Equipment. The Company seeks operational leverage through the ownership of available equipment that can be utilized when needed in a cost effective manner. Rigs, drill pipe and other equipment are allocated among regional drilling units based on the needs and profitability of the units.

     Disciplined Pricing Approach. The Company maintains a disciplined approach to bidding on drilling contracts, with a focus on profitability rather than on the maximization of rig utilization.

                              RECENT ACQUISITIONS

     Southland Drilling Company. In April 1997, the Company completed the acquisition of the contract drilling assets of Southland Drilling Company, Ltd. ("Southland") for $27.1 million in cash and warrants to purchase 300,000 shares of Common Stock at $16.00 per share. The acquisition provided eight actively marketed high-quality land drilling rigs having depth capacities ranging from 12,000 feet to 16,000 feet and experienced rig crews. During 1996, these eight rigs operated at an average utilization rate of approximately 90%. The Southland acquisition provided the Company with an operating base in South Texas and expanded the Company's presence in the South Texas and Gulf Coast markets.

     Quarles Drilling Corporation. In January 1997, the Company completed the acquisition of the contract drilling assets of Quarles Drilling Corporation ("Quarles") for $8.1 million in cash and 733,779 shares of Common Stock having a value at the time of $8.1 million. The assets acquired from Quarles consisted of nine actively marketed high-quality land drilling rigs, including three electric deep drilling rigs. This acquisition expanded the Company's operations in Oklahoma and East Texas and allowed the Company to enter the Texas Gulf Coast market with the electric deep drilling rigs.

     Viersen and Cochran Drilling Company. In August 1996, the Company completed the acquisition of Viersen and Cochran Drilling Company ("Viersen") for approximately $6.0 million in cash, a two-year $8.0 million note and warrants to purchase 600,000 shares of Common Stock at $5.00 per share. Viersen's assets consisted of 13 high-quality land drilling rigs, two of which were electric deep drilling rigs, over 500,000 feet of spare drill pipe, over 800 drill collars and other spare drilling equipment. Since the Viersen acquisition, the Company has redeployed eight of the Viersen rigs into the Company's Texas and Oklahoma operations and is utilizing the acquired drill pipe and related drilling equipment throughout its operations as needed.

     FWA Drilling Company. In November 1995, the Company completed the acquisition of FWA Drilling Company ("FWA") for $14.0 million ($12.9 million net of working capital). The FWA acquisition added 29 land drilling rigs to the Company's fleet and expanded the Company's operations into the East and West Texas markets where it had previously not been operating.

                                  THE OFFERING

Common Stock offered by the Company..............  1,575,000 shares
Common Stock offered by the Selling
  Stockholders...................................  4,340,500 shares(1)
          Total..................................  5,915,500 shares
Common Stock to be Outstanding after the
  Offering.......................................  15,337,767 shares(2)
Use of Proceeds..................................  Net proceeds to the Company will be used for repayment of debt and for general corporate
                                                   purposes. See "Use of Proceeds".
American Stock Exchange Symbol...................  UTI

- ---------------

(1) The Company will receive approximately $12.5 million of the net proceeds from the sale of the shares by the Selling Stockholders from the exercise of warrants relating to 1,425,000 of the shares being offered by them.

(2) Includes 1,425,000 shares to be issued upon exercise of warrants to purchase shares that are being sold by Selling Stockholders in the Offering. Does not include an aggregate of 953,550 shares reserved for issuance for outstanding options pursuant to the Company's various employee and director stock option plans. Also does not include an aggregate of 1,035,000 shares of Common Stock reserved for issuance pursuant to warrants that are not being exercised in connection with this Offering.

                                  RISK FACTORS

     Investors should consider the material risk factors involved in connection with an investment in the Common Stock and the impact to investors from various events that could adversely affect the Company's business. See "Risk Factors".

                             SUMMARY OPERATING DATA

     The following table sets forth certain historical operating data for the Company for each of the periods indicated.

                                           YEAR ENDED DECEMBER 31,
                                          --------------------------    SIX MONTHS ENDED
                                           1994      1995      1996      JUNE 30, 1997
                                          ------    ------    ------    ----------------
Drilling rigs owned (at end of
  period)...............................      27        55        65             82
Average number of owned rigs during
  period................................      27        31        59             77
Utilization rate(2).....................      40%       39%       54%            69%
Number of wells drilled.................     287       231       625            403
Average revenue per day(3)..............  $4,915    $4,790    $5,390         $6,475
Operating days(1).......................   3,931     4,405    11,872          9,571

- ---------------

(1) An operating day is defined as a day during which a rig is being operated, mobilized, assembled or dismantled while under contract.

(2) Utilization rates are based on a 365-day year and are calculated by dividing the number of rigs utilized by the total number of rigs in the Company's drilling fleet, including stacked rigs. A rig is considered utilized when it is being operated, mobilized, assembled or dismantled while under contract. For the six months ended June 30, 1997, the utilization rate of the Company's rigs, excluding stacked rigs, was 85%.

(3) Calculated as (i) total revenues from dayrate, footage and turnkey contracts less well costs incidental to drilling footage and turnkey wells divided by
    (ii) the aggregate number of operating days.

     SUMMARY HISTORICAL AND PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain summary historical and pro forma condensed consolidated financial data of the Company. The data derived from the unaudited pro forma condensed consolidated statements of income give effect to the acquisitions of Viersen, Quarles and Southland and this Offering and the application of the net proceeds to the Company therefrom and the exercise of warrants by the Selling Stockholders as if these transactions occurred on January 1, 1996. The as adjusted balance sheet data gives effect to the sale of shares of Common Stock offered by the Company in this Offering, the issuance of shares of Common Stock upon exercise of warrants to purchase shares of Common Stock that are being sold by Selling Stockholders in this Offering and the application of the net proceeds to the Company therefrom as if these transactions had occurred on June 30, 1997. The unaudited pro forma information set forth below is not necessarily indicative of the results that actually would have been achieved had such transactions been consummated as of January 1, 1996, or that may be achieved in the future. This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, the Selected Consolidated Financial Data, the Pro Forma Condensed Consolidated Statements of Income and the financial statements and the related notes thereto of the Company, Viersen and the acquired businesses of Quarles and Southland included elsewhere or incorporated by reference herein.

                                                   YEAR ENDED DECEMBER 31,            SIX MONTHS ENDED JUNE 30,
                                            --------------------------------------   ---------------------------
                                                                            PRO                            PRO
                                                                           FORMA                          FORMA
                                             1994      1995      1996       1996      1996      1997      1997
                                            -------   -------   -------   --------   -------   -------   -------
                                                            (IN THOUSANDS EXCEPT PER SHARE DATA)
OPERATING DATA:
  Revenues................................  $36,275   $40,124   $97,301   $148,914   $40,065   $76,808   $87,562
  Cost of sales...........................   27,857    32,685    78,257    125,499    32,702    60,462    70,064
  Selling, general and administrative
    expenses..............................    4,958     5,082     7,768      9,523     3,447     5,174     5,558
  Depreciation and amortization...........    2,302     2,552     4,292      8,731     1,979     4,020     4,777
                                            -------   -------   -------   --------   -------   -------   -------
  Operating income (loss).................    1,158      (195)    6,984      5,161     1,937     7,152     7,163
  Other income............................      461       293     1,341      1,341       854       254       254
  Interest expense........................     (260)     (265)   (1,148)    (3,630)     (432)   (1,754)   (2,148)
  Income taxes (benefit)..................      293      (592)    2,324        919       678     2,031     1,897
                                            -------   -------   -------   --------   -------   -------   -------
  Income from continuing operations.......    1,066       425     4,853      1,953     1,681     3,621     3,372
  Income from discontinued operations
    (less applicable income taxes)(1).....       26        38        --         --        --        --        --
  Loss on disposal of discontinued
    operations (less applicable tax
    benefit)(1)...........................       --      (361)                  --        --        --        --
                                            -------   -------   -------   --------   -------   -------   -------
         Net Income.......................  $ 1,092   $   102   $ 4,853   $  1,953   $ 1,681   $ 3,621   $ 3,372
                                            =======   =======   =======   ========   =======   =======   =======
EARNINGS PER SHARE (FULLY DILUTED)(2):
  Continuing operations...................  $  0.11   $  0.04   $  0.42   $   0.13   $  0.15   $  0.26   $  0.20
  Discontinued operations.................       --        --        --         --        --        --        --
  Loss on disposal of discontinued
    operations............................       --     (0.03)       --         --        --        --        --
                                            -------   -------   -------   --------   -------   -------   -------
Earnings per common share(2)..............  $  0.11   $  0.01   $  0.42   $   0.13   $  0.15   $  0.26   $  0.20
                                            =======   =======   =======   ========   =======   =======   =======
Weighted average shares outstanding (fully
  diluted)(2).............................    9,732     9,899    11,559     15,305    10,888    13,683    16,683
                                            =======   =======   =======   ========   =======   =======   =======
OTHER DATA:
  EBITDA(3)...............................  $ 3,460   $ 2,357   $11,276   $ 13,892   $ 3,916   $11,172   $11,940
  Capital expenditures....................    1,343     1,910     4,311      4,311     2,074     6,747     6,747
  Cash flow from operations...............    5,177      (508)    6,323      7,862     2,336     3,555     4,063

                                                                 AS OF JUNE 30, 1997
                                                              -------------------------
                                                              HISTORICAL    AS ADJUSTED
                                                              ----------    -----------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Total assets..............................................    $116,953     $139,546
  Working capital...........................................       8,408       36,101
  Long-term debt, less current portion and discount.........      48,520       23,180
  Stockholders' equity......................................      37,289       90,254

- ---------------

(1) Attributable to the Company's oil field distribution segment that was sold in September 1995.
(2) Share and per share financial data has been restated to reflect the Company's three-for-one stock split effected on September 5, 1997.
(3) EBITDA, or "earnings from continuing operations before interest expense, interest income, income taxes, extraordinary items, depreciation and amortization", is a supplemental financial measurement used by the Company in the evaluation of its business and should not be construed as an alternative to income from operations or to cash flow from operations and is presented solely as a supplemental disclosure.

                                  RISK FACTORS

     An investment in the Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to other information contained in this Prospectus in connection with an investment in the Common Stock offered hereby.

     This Prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including statements regarding, among other items, (i) the Company's growth strategies, including its intention to make acquisitions, (ii) anticipated trends in the Company's business and its future results of operation, (iii) market conditions in the oil and gas industry, (iv) demand and pricing for the Company's contract drilling services, (v) the ability of the Company to make and integrate future acquisitions and (vi) the outcome of litigation and the impact of governmental regulation. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, many of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the factors described in this Prospectus including, without limitation, the information set forth below and under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business". In light of these risks and uncertainties, there can be no assurance that actual results will be as projected in the forward-looking statements.

     DEPENDENCE ON VOLATILE OIL AND GAS INDUSTRY. Demand and prices for the Company's services depend upon the level of activity in the onshore oil and gas exploration and production industry in the United States, which in turn depends upon the level of oil and gas prices, expectations about future oil and gas prices, the cost of exploring for, producing and delivering oil and gas, the level and price of foreign imports of oil and natural gas, the discovery rate of new oil and gas reserves, available pipeline and other oil and gas transportation capacity, worldwide weather conditions, international political, military, regulatory and economic conditions and the ability of oil and gas companies to raise capital. Domestic exploration activity also has been particularly affected by a substantial increase in the exploration and demand for natural gas. The level of drilling activity in the onshore oil and gas exploration and production industry in the United States has been volatile and continues to be influenced by numerous factors over which the Company has no control, including the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels and prices. No assurance can be given that current levels of oil and gas exploration activities in the Company's markets will continue or that demand for the Company's services will correspond to the level of activity in the industry generally. Further, any material changes in the demand for or supply of natural gas could materially impact the demand for the Company's services. Prices for oil and gas are expected to continue to be volatile and to affect the demand for and pricing of the Company's services. A material decline in oil or gas prices or industry activity in the United States could have a material adverse effect on the Company's results of operations and financial condition.

     MARKET CONDITIONS FOR LAND CONTRACT DRILLING SERVICES. Until recently, the United States land drilling industry was adversely affected for many years by an oversupply of drilling rigs and a large number of drilling contractors. These conditions resulted in depressed dayrates and substantial competition for available contracts. Although there recently have been improvements in the United States land drilling market, future declines in demand, ongoing movement or reactivation of onshore drilling rigs or new construction of drilling rigs could adversely affect rig utilization rates and pricing, even in an environment of stronger oil and natural gas prices and increased drilling activity. The Company cannot predict either the future level of demand for its contract drilling services or future conditions in the land contract drilling services industry. Any significant decrease in demand for, or the prices received for, the Company's services could have a material adverse effect on the Company's result of operations and financial condition.

     AVAILABILITY AND ASSIMILATION OF ACQUISITIONS. The Company's growth has been enhanced materially by strategic acquisitions that have substantially increased the Company's drilling rig fleet. While the Company believes that the land drilling industry is highly fragmented and that significant acquisition opportunities are available, there can be no assurance that suitable acquisition candidates can be found, and the Company faces increased competition from other companies for available acquisition opportunities. If the prices paid by buyers of drilling rigs continue to rise, the Company may find fewer acceptable acquisition opportunities. The Company may elect or be required to incur substantial indebtedness to finance future acquisitions and also may issue equity securities or convertible securities in connection with such acquisitions. Additional debt service requirements could represent a significant burden on the Company's results of operations and financial condition, and the issuance of additional equity or convertible securities could result in additional dilution to stockholders and result in significant additional shares available for resale. In addition, there can be no assurance that the Company will successfully integrate the operations and assets of any future acquisition with its own, that the Company's management will be able to manage effectively the growth and increased size of the Company or that the Company will be successful in deploying idle or stacked rigs acquired by it or in maintaining the crews and market share attributable to operable drilling rigs acquired by the Company. Any failure by the Company to successfully effect and implement its acquisition strategy could have a material adverse effect on the Company's future results of operations and financial condition. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

     COMPETITION. The land drilling market in the United States continues to be competitive notwithstanding improved market conditions. Drilling contracts are generally awarded on a competitive bid basis and, while a customer may consider quality of service and equipment, the Company believes that price competition for drilling contracts will continue for the foreseeable future due to the existence of available idle rigs and the need of many of its competitors to maintain market share to service debt. Some of the Company's competitors have greater financial resources than the Company, which may enable them to better withstand industry downturns, to compete more effectively on the basis of price, to acquire existing rigs or to build new rigs. See "Business -- Competition and Seasonality".

     LABOR SHORTAGES. Increases in domestic drilling demand since mid-1995 and increases in contract drilling activity have resulted in a shortage in many areas of qualified drilling rig personnel in the industry. These shortages make it more difficult for the Company and other contractors to return stacked rigs to the market and to retain crews. If the Company is unable to attract and retain sufficient qualified personnel, its ability to market and operate its active drilling rigs and return its 14 currently stacked rigs to the market will be restricted, which could have a material adverse effect on the Company's results of operations. Further, wage rates of qualified rig crews have begun to rise in the land drilling industry in response to the increasing number of active rigs in service, which could ultimately have the effect of reducing the Company's operating margins and results of operations. See
"Business -- Employees".

     RISK ASSOCIATED WITH FOOTAGE AND TURNKEY CONTRACTS. The Company performs drilling services pursuant to footage and turnkey drilling contracts, under which the Company agrees to drill a well to a specified depth for a fixed price. As of September 1, 1997, the Company had 58% of its operating rigs under footage or turnkey contracts. Most of the Company's footage contracts are for shallow wells in West Texas that can be drilled in less than 15 days. Under such contracts, the Company is not entitled to payment unless the well is drilled to the specified depth, and the Company must bear the costs of performing drilling services until the well has been drilled. Accordingly, the Company typically will invest working capital in footage and turnkey projects prior to receiving payment for its services. In addition, profitability of the contract is dependent upon keeping expenses within the estimates used by the Company in determining the contract price and completing the contracts on schedule. Turnkey and footage contracts offer the possibility of greater profits than conventional dayrate contracts, but also entail more financial risk. The risks associated with a turnkey or footage contract are greater than on a well drilled on a dayrate basis because the Company assumes most of the risks associated with drilling operations generally assumed by the operator in a dayrate contract, including risk of blowout, loss of hole, stuck drill string, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors' services, supplies and personnel. There can be no assurance that the Company will not incur losses on turnkey and footage contracts in the future. See "Business -- Contract Drilling Services".

     OPERATING HAZARDS AND UNINSURED RISKS. The Company's drilling operations and fleet are subject to the many hazards inherent in the onshore drilling industry, such as blowouts, explosions, cratering, well fires and spills. These hazards can result in personal injury and loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage and suspension of operations. The Company maintains insurance protection as it deems appropriate. Such insurance coverage, however, may not in all situations provide sufficient funds to protect the Company from all liabilities that could result from its operations, and claims will be subject to various retentions and deductibles. The Company generally seeks to obtain indemnity agreements whenever possible from the Company's customers requiring its customers to hold the Company harmless in the event of loss of production or reservoir damage. Even when obtained, however, contractual indemnification may not be supported by adequate insurance maintained by the customer. There can be no assurance that the Company's insurance or contractual indemnity protection will be sufficient or effective under all circumstances or against all hazards to which the Company may be subject. The occurrence of a significant event not fully insured or indemnified against or the failure of a customer to meet its indemnification obligations could have a material adverse affect on the Company's results of operations and financial condition. Moreover, no assurance can be given that the Company will be able to maintain insurance in the future at rates it considers reasonable. See "Business -- Operating Risks and Insurance".

     SHORTAGE OF DRILL PIPE IN THE CONTRACT DRILLING INDUSTRY. There is currently a growing shortage of drill pipe in the contract drilling industry in the United States. This shortage has caused the price of drill pipe to increase significantly and has required orders for new drill pipe to be placed up to nine to 12 months in advance of expected use. The Company currently has an inventory of approximately 250,000 feet of spare drill pipe, which the Company believes is sufficient to supply its current fleet for the next two years based upon the Company's current size and level of operations. The Company has also benefited from the ownership and availability of this low cost drill pipe owned by it through lower depreciation and operating expenses. There can be no assurance, however, that any continued expansion caused by the Company's implementation of its growth strategy will not require the Company to increase its capital expenditures with respect to drill pipe and other equipment. Any significant delays in the Company obtaining drill pipe, or the inability of the Company to acquire drill pipe at prices that can be fully passed on to the customer through higher prices, could have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Contract Drilling
Services -- Drilling Rigs and Other Contract Drilling Properties".

     ENVIRONMENTAL RISKS. The Company is subject to numerous domestic governmental regulations that relate directly or indirectly to its operations, including certain regulations controlling the discharge of materials into the environment, requiring removal and cleanup under certain circumstances, or otherwise relating to the protection of the environment. For example, the Company may be liable for damages and for the cost of removing oil spills for which it is held responsible and for which it is not insured or contractually indemnified. Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose "strict liability" and render a company liable for environmental damage without regard to negligence or fault on the part of such company. Such laws and regulations may expose the Company to liability for the conduct of, or conditions caused by, others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on the Company.

     While the Company has generally been able to obtain some degree of contractual indemnification from its customers in most of its dayrate drilling contracts against pollution and environmental damages, there can be no assurance that such indemnification will be enforceable in all instances, that the customer will be financially able in all cases to comply with its indemnity obligations or that the Company will be able to obtain such indemnification agreements in the future. No such indemnification is typically available for footage or turnkey contracts.

     The Company also maintains insurance coverage against certain environmental liabilities, including pollution caused by sudden and accidental oil spills. There can be no assurance that this insurance will continue to be available or carried by the Company or, if available and carried, will be adequate to cover the Company's liability in all circumstances. See "Business -- Environmental Regulation".

     RELATIONSHIP WITH REMY. Remy Capital Partners III, L.P. ("Remy"), a Selling Stockholder, currently beneficially owns 5,383,650 shares of Common Stock. Since Remy's investment in the Company in early 1995, representatives of Remy Investors and Consultants, Incorporated ("Remy Consultants"), the sole general partner of Remy, have assisted the Company in pursuing and effecting the Company's acquisition and business strategies. In addition, representatives of Remy Consultants, including Mark Siegel, Chairman of the Board of Directors of the Company, have provided the Company with various financial and management assistance. Remy Consultants and its representatives have generally been compensated by the Company for their assistance and services through the grant of options or warrants. In December 1995, warrants to purchase an aggregate of 360,000 shares of Common Stock at the then market price were granted to Remy and its affiliates in consideration for the services provided to the Company by then in 1995. Similarly, in January 1997 and July 1997 options to purchase an aggregate of 180,000 shares and 165,000 shares, respectively, of Common Stock at the then market price were granted to representatives of Remy Consultants in their capacities as employees of the Company. It is anticipated that options and similar stock-based and other compensation may be paid by the Company to Remy Consultants and its representatives in the future for services provided by them on behalf of the Company. Although it currently is anticipated that Remy Consultants and its representatives will continue to be active in the formulation and implementation of the acquisition and management strategy of the Company after this Offering, there can be no assurance in this regard or as to the level of such participation in the future.

     After this Offering, Remy, Remy Consultants and their representatives will beneficially own approximately 25% of the outstanding Common Stock (24% if the over-allotment option is exercised in full) and options and warrants that, if exercised, would result in it and its affiliates owning 31% of the Common Stock. While Remy will not have absolute control following this Offering to determine all matters to come before the stockholders of the Company, it and its affiliates will have significant influence over the Company's management. See "Principal and Selling Stockholders".

     SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Common Stock into the public market, or a perception that such sales could occur, and the existence of options or warrants to purchase shares of Common Stock at prices that may be below the then current market price of the Common Stock could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. At September 5, 1997, the Company had outstanding options and warrants to purchase an aggregate of 3,848,850 shares of Common Stock at prices ranging from $1.77 to $20.00 per share, of which options and warrants to purchase an aggregate of 1,425,000 shares of Common Stock at an average exercise price of $8.69 per share will be exercised in connection with this Offering. In addition, following this Offering, Remy and various other stockholders will have registration rights with respect to 3,630,262 and 898,333 shares of Common Stock, respectively. The Company, the Company's directors and officers and the Selling Stockholders have agreed with the representatives of the Underwriters not to directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into or exchangeable for any shares of Common Stock or other capital stock of the Company, for a period of 90 days from the date of this Prospectus without the prior written consent of Prudential Securities Incorporated on behalf of the Underwriters, except that such agreements do not prevent the Company from granting additional options under any employee benefit plan or additional shares in connection with acquisitions of businesses or assets or other business combinations, provided that the Company will not grant any registration rights covering any shares issued in connection with such an acquisition or other business combination that are exercisable prior to 90 days following the date of this Prospectus). Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares of Common Stock subject to such agreements. See "Principal and Selling Stockholders", "Description of Capital Stock -- Registration Rights", "Shares Eligible for Future Sale" and "Underwriting".

     ABSENCE OF DIVIDENDS. The Company has not declared or paid any cash dividends on the Common Stock and currently anticipates that, for the foreseeable future, any earnings will be retained for the development of the Company's business. Accordingly, no cash dividends are contemplated to be declared or paid on the Common Stock. In addition, the Company's existing credit arrangements with its bank explicitly prohibit the payment of cash dividends and the Company's 12% Senior Subordinated Notes due 2001 (the "Subordinated Notes") also limit cash dividends and restricted payments. See "Price Range of Common Stock and Dividend Policy".

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of Common Stock being offered by the Company hereby, assuming an offering price of $27.33 per share, are estimated to be $40.7 million ($52.2 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of Common Stock offered by the Selling Stockholders in this Offering, however, it will receive $12.5 million from the exercise of warrants held by the Selling Stockholders in connection with the sale of Common Stock offered by them, resulting in total net proceeds to the Company of $53.2 million
($64.7 million if the Underwriters' over-allotment option if exercised in full).

     The Company will use approximately $22.9 million of the total estimated net proceeds to the Company from this Offering, including proceeds from the exercise of warrants held by the Selling Stockholders, to repay in full the outstanding principal and accrued interest under the Company's Loan and Security Agreement with Mellon Bank, N.A. ("Mellon") dated April 11, 1997 (the "Term Loan") and approximately $50 million to repay in full the outstanding borrowings and accrued interest on its Amended and Restated Loan and Security Agreement with Mellon dated December 7, 1995, as amended (the "Working Capital Line"). Indebtedness under the Term Loan was incurred by the Company to partially finance the Southland acquisition and to repay then-existing indebtedness incurred in connection with the FWA, Viersen and Quarles acquisitions. Indebtedness under the Term Loan bears interest at Mellon's prime rate (8.5% at August 30, 1997) and is required to be repaid in monthly installments through June 1, 2000. The Company also is required to prepay the Term Loan without penalty utilizing the net proceeds to the Company from any public offering of Common Stock, including this Offering. The Working Capital Line provides for a revolving line of credit up to $12 million, subject to collateral requirements. Interest under the Working Capital Line is calculated at the lower of Mellon's prime rate or other rate options available at the time of borrowing, depending on the Company's financial performance. Current borrowings under the Working Capital Line bear interest at a rate of 8.5%. See "Management's Discussion of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

     The remaining $25.3 million of the total estimated net proceeds to the Company from this Offering will be utilized by the Company for general corporate purposes, including to fund the expansion of the Company's business through selective acquisitions of businesses and assets. Pending such application, such funds will be invested in short-term, interest-bearing, investment-grade securities or will be utilized by the Company to repay all or a portion of the 12% Subordinated Notes, subject to the waiver of certain restrictions on their prepayment. If the 12% Subordinated Notes are prepaid, the Company will have no outstanding long-term debt. The Company believes that it has significant borrowing capacity and currently intends to utilize such capacity to fund additional acquisitions, depending on the size and scope of any future acquisition or group of acquisitions, through expansion of its existing credit facilities or through the issuance of debt or convertible debt securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded on the AMEX under the symbol "UTI". The following table sets forth, for the periods indicated, the high and low sales prices per share for the Common Stock as reported on the AMEX adjusted for a three-for-one stock split effected on September 5, 1997.

                                                               HIGH      LOW
                                                              ------    ------
Year ended December 31, 1995
  First quarter.............................................  $ 1.60    $ 1.17
  Second quarter............................................    1.75      1.46
  Third quarter.............................................    1.71      1.50
  Fourth quarter............................................    1.93      1.33
Year ended December 31, 1996
  First quarter.............................................  $ 2.38    $ 1.75
  Second quarter............................................    4.83      2.29
  Third quarter.............................................    5.42      3.79
  Fourth quarter............................................   12.96      5.25
Year ending December 31, 1997
  First quarter.............................................  $12.29    $ 6.83
  Second quarter............................................   15.33      8.46
  Third quarter (through September 5, 1997).................   27.58     15.21

     The last reported sale price of the Common Stock on September 5, 1997, as reported on the AMEX, was $27.33. As of September 5, 1997, the Company had approximately 1,050 stockholders of record.

     The Company has not declared or paid any cash dividends on the Common Stock and currently anticipates that, for the foreseeable future, any earnings will be retained for the development of the Company's business. Accordingly, no cash dividends are expected to be declared or paid on the Common Stock for the foreseeable future. In addition, the terms of the Term Loan and Working Capital Line prohibit the Company from paying cash dividends on the Common Stock, and the 12% Subordinated Notes restrict the ability of the Company to pay cash dividends through limitations on dividends and restricted payments. The declaration of all dividends is at the discretion of the Company's Board of Directors.

                                 CAPITALIZATION

     The following table sets forth the historical consolidated capitalization of the Company at June 30, 1997, and as adjusted to reflect the issuance of the Common Stock offered by the Company hereby (assuming an offering price of $27.33 per share) and the application of the net proceeds to the Company therefrom and the exercise of warrants to purchase 1,425,000 shares of Common Stock by the Selling Stockholders in connection with the Offering as if such transactions occurred on June 30, 1997. This table should be read in conjunction with the Consolidated Financial Statements of the Company, including the notes thereto, contained elsewhere or incorporated by reference in this Prospectus.

                                                                    JUNE 30, 1997
                                                              -------------------------
                                                              HISTORICAL    AS ADJUSTED
                                                              ----------    -----------
                                                                   (IN THOUSANDS)
Cash and cash equivalents...................................   $    49       $ 22,642
                                                               =======       ========
Short-term borrowings and current portion of long-term
  debt......................................................     5,226            126
Long-term debt, less current portion........................    48,520         23,180
                                                               -------       --------
Stockholders' equity:
  Common stock, $.001 par value, 50,000,000 shares
     authorized; 12,110,187 shares issued and outstanding
     (15,110,187 shares as adjusted)(1)(2)..................        12             15
  Capital in excess of par(2)...............................    28,816         82,051
  Retained earnings.........................................     8,537          8,264
  Restricted stock plan unearned compensation...............       (76)           (76)
                                                               -------       --------
          Total stockholders' equity........................    37,289         90,254
                                                               -------       --------
          Total capitalization..............................   $91,035       $113,560
                                                               =======       ========

- ---------------

(1) Does not include an aggregate of 953,550 shares reserved for issuance pursuant to outstanding options under the Company's various employee and director stock option plans. The historical and as adjusted also exclude the aggregate of 2,460,000 and 1,035,000 shares of Common Stock, respectively, reserved for issuance for outstanding warrants.

(2) Adjusted to give effect to the Company's three-for-one stock split effected on September 5, 1997.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected historical consolidated financial information for each of the years in the three-year period ended December 31, 1996, and the unaudited consolidated financial information for the six-month periods ended June 30, 1996 and 1997, are derived from the Company's audited and unaudited Consolidated Financial Statements included elsewhere herein. The statement of operations data for the six months ended June 30, 1997 is not necessarily indicative of results that may be expected for the year ending December 31, 1997. The consolidated financial information for the six-month periods ended June 30, 1996 and 1997 are derived from unaudited financial statements, which, in the opinion of management, include all adjustments that are only of a normal recurring nature and necessary for a fair presentation. The selected financial data set forth in the table below should be read in conjunction with the financial statements and related notes thereto of the Company, Viersen and the acquired businesses of Quarles and Southland included elsewhere or incorporated by reference herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                                           SIX MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,         JUNE 30,
                                                             ---------------------------   -----------------
                                                              1994      1995      1996      1996      1997
                                                             -------   -------   -------   -------   -------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Revenues.................................................  $36,275   $40,124   $97,301   $40,065   $76,808
  Cost of sales............................................   27,857    32,685    78,257    32,702    60,462
  Selling, general and administrative expenses.............    4,958     5,082     7,768     3,447     5,174
  Depreciation and amortization............................    2,302     2,552     4,292     1,979     4,020
                                                             -------   -------   -------   -------   -------
  Operating income (loss)..................................    1,158      (195)    6,984     1,937     7,152
  Other income.............................................      461       293     1,341       854       254
  Interest expense.........................................     (260)     (265)   (1,148)     (432)   (1,754)
  Income taxes (benefit)...................................      293      (592)    2,324       678     2,031
  Income from continuing operations........................    1,066       425     4,853     1,681     3,621
  Income from discontinued operations (less applicable
    income taxes)(1).......................................       26        38        --        --        --
  Loss on disposal of discontinued operations (less
    applicable tax benefit)(1).............................       --      (361)       --        --        --
                                                             -------   -------   -------   -------   -------
         Net income........................................  $ 1,092   $   102   $ 4,853   $ 1,681   $ 3,621
                                                             =======   =======   =======   =======   =======
EARNINGS PER SHARE (FULLY DILUTED):
  Continuing operations....................................  $  0.11   $  0.04   $  0.42   $  0.15   $  0.26
  Discontinued operations..................................     0.00      0.00        --        --        --
  Loss on disposal of discontinued operations..............       --     (0.03)       --        --        --
                                                             -------   -------   -------   -------   -------
Earnings per common share(2)...............................  $  0.11   $  0.01   $  0.42   $  0.15   $  0.26
                                                             =======   =======   =======   =======   =======
Weighted average shares outstanding (fully diluted)(2).....    9,732     9,899    11,559    10,888    13,683
                                                             =======   =======   =======   =======   =======
OTHER DATA:
  EBITDA(3)................................................  $ 3,460   $ 2,357   $11,276   $ 3,916   $11,172
  Capital expenditures.....................................    1,343     1,910     4,311     2,074     6,747
  Cash flow from operations................................    5,177      (508)    6,323     2,336     3,555

                                                                     DECEMBER 31,           JUNE 30,
                                                              ---------------------------   --------
                                                               1994      1995      1996       1997
                                                              -------   -------   -------   --------
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
  Total assets..............................................  $22,474   $33,990   $61,870   $116,953
  Long-term debt, less current portion......................    2,211     8,701    14,658     48,520
  Working capital...........................................    8,179     5,427     5,761      8,408
  Stockholders' equity......................................   13,745    14,990    22,696     37,289

- ---------------

(1) Attributable to the Company's oilfield distribution segment that was sold in September 1995.

(2) Share and per share financial data has been restated to reflect the Company's three-for-one stock split effected on September 5, 1997.

(3) EBITDA, or "earnings from continuing operations before interest expense, interest income, income taxes, extraordinary items, depreciation and amortization", is a supplemental financial measurement used by the Company in the evaluation of its business and should not be construed as an alternative to income from operations or to cash flow from operations and is presented solely as a supplemental disclosure.

             PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

     The following tables set forth the unaudited pro forma condensed consolidated statements of income for the Company for the year ended December 31, 1996 and the six months ended June 30, 1997, after giving effect to the Company's acquisition of Viersen and the contract drilling assets of Quarles and Southland (collectively, the "Acquisitions") and this Offering. The pro forma financial information assumes that the Acquisitions and this Offering occurred on January 1, 1996. The Acquisitions were accounted for using the purchase method of accounting.

     The following unaudited pro forma condensed consolidated statements of income should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto included elsewhere herein as well as the audited financial statements of Viersen & Cochran Drilling Company incorporated by reference herein, the audited statement of net assets acquired as of December 31, 1996 and the historical statement of gross drilling contract revenues, direct operating expenses and depreciation of the drilling operations of Quarles Drilling Corporation, for the year ended December 31, 1996, incorporated by reference herein, and the audited historical statement of net assets acquired as of April 11, 1997 and historical Statement of Revenues and Direct and Indirect Operating Expenses (Excluding Depreciation) of the contract drilling operations of Southland Drilling Company, Ltd. for the years ended December 31, 1996 and 1995, incorporated by reference herein. The pro forma information is not necessarily indicative of the results that might have occurred had the Acquisitions taken place at the beginning of the period specified and is not intended to be a projection of future results.

                                UTI ENERGY CORP.

                        PRO FORMA CONDENSED CONSOLIDATED
                        STATEMENT OF INCOME (UNAUDITED)
                         SIX MONTHS ENDED JUNE 30, 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                    (1)         (2)                         PRO
                                        UTI       QUARLES    SOUTHLAND                     FORMA                      PRO FORMA
                                         AS          AS         AS       ACQUISITION        FOR         OFFERING     AS ADJUSTED
                                      REPORTED    REPORTED   REPORTED    ADJUSTMENTS    ACQUISITIONS   ADJUSTMENTS   FOR OFFERING
                                     ----------   --------   ---------   -----------    ------------   -----------   ------------
Revenues...........................  $   76,808    $3,407     $7,347       $    --       $   87,562            --         87,562
Costs and Expenses
  Cost of sales....................      60,462     4,081      5,611           (90)A         70,064            --         70,064
  Selling, general and
    administrative.................       5,174        --        294            90A           5,558            --          5,558
  Depreciation and amortization....       4,020        66         --           691B           4,777            --          4,777
                                     ----------    ------     ------       -------       ----------    ----------     ----------
                                         69,656     4,147      5,905           691           80,399            --         80,399
                                     ----------    ------     ------       -------       ----------    ----------     ----------
Operating Income (Loss)............       7,152      (740)     1,442          (691)           7,163            --          7,163
Other Income (Expense)
  Interest expense.................      (1,754)       --         --        (1,077)C         (2,831)          683F        (2,148)
  Other............................         254        --         --                            254            --            254
                                     ----------    ------     ------       -------       ----------    ----------     ----------
                                         (1,500)       --         --        (1,077)          (2,577)          683         (1,894)
                                     ----------    ------     ------       -------       ----------    ----------     ----------
Income (Loss) Before Income
  Taxes............................       5,652      (740)     1,442        (1,768)           4,586           683          5,269
Income Taxes.......................       2,031        --         --          (380)D          1,651           246D         1,897
                                     ----------    ------     ------       -------       ----------    ----------     ----------
Net Income (Loss)..................  $    3,621    $ (740)    $1,442       $(1,388)      $    2,935           437          3,372
                                     ==========    ======     ======       =======       ==========    ==========     ==========
Earnings per common share
  Primary..........................  $     0.27                                          $      .22                          .21
                                     ==========                                          ==========                   ==========
  Fully diluted....................  $     0.26                                          $      .21                          .20
                                     ==========                                          ==========                   ==========
Average common shares outstanding
  Primary..........................  13,403,994                                          13,403,994E    3,000,000G    16,403,994
  Fully diluted....................  13,682,508                                          13,682,508E    3,000,000G    16,682,508

- ---------------

(1) This Statement reflects the historical gross drilling contract revenues, direct operating expenses, and depreciation directly related to the assets acquired.

(2) This Statement reflects the historical revenues and direct and indirect operating expenses directly related to the assets acquired (excluding depreciation).

See accompanying notes to Pro Forma Condensed Consolidated Financial Statements.

                                UTI ENERGY CORP.

                        PRO FORMA CONDENSED CONSOLIDATED
                        STATEMENT OF INCOME (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                                          PRO
                                                                                                                         FORMA
                                                      (1)         (2)                                                      AS
                               UTI       VIERSEN    QUARLES    SOUTHLAND                  PRO FORMA                     ADJUSTED
                                AS          AS         AS         AS       ACQUISITION       FOR         OFFERING         FOR
                             REPORTED    REPORTED   REPORTED   REPORTED    ADJUSTMENTS   ACQUISITIONS   ADJUSTMENTS     OFFERING
                            ----------   --------   --------   ---------   -----------   ------------   -----------    ----------
Revenues..................  $   97,301    $3,248    $24,228     $25,659       (1,522)A    $ 148,914                    $  148,914
Costs and Expenses
  Cost of sales...........      78,257     1,842     24,711      21,109         (420)B      125,499                       125,499
  Selling, general and
    administrative........       7,768       747         --       1,217         (209)B        9,523                         9,523
  Depreciation and
    amortization..........       4,292        88        847          --        3,504C         8,731                         8,731
                            ----------    ------    -------     -------     --------      ---------      ---------     ----------
                                90,317     2,677     25,558      22,326        2,875        143,753                       143,753
                            ----------    ------    -------     -------     --------      ---------      ---------     ----------
Operating Income (Loss)...       6,984       571     (1,330)      3,333       (4,397)         5,161                         5,161
Other Income (Expense)
  Interest expense........      (1,148)       --         --          --       (4,806)D       (5,954)         2,324G        (3,630)
  Other...................       1,341        --         --          --           --          1,341                         1,341
                            ----------    ------    -------     -------     --------      ---------      ---------     ----------
                                   193        --         --          --       (4,806)        (4,613)         2,324         (2,289)
                            ----------    ------    -------     -------     --------      ---------      ---------     ----------
Income (Loss) Before
  Income Taxes............       7,177       571     (1,330)      3,333       (9,203)           548          2,324          2,872
Income Taxes..............       2,324        --         --          --       (2,149)E          175            774E           919
                            ----------    ------    -------     -------     --------      ---------      ---------     ----------
Net Income (Loss).........  $    4,853    $  571    $(1,330)    $ 3,333       (7,054)     $     373          1,580          1,953
                            ==========    ======    =======     =======     ========      =========      =========     ==========
Earnings per common share
  Primary.................  $     0.42                                                    $    0.03                           .13
                            ==========                                                    =========                    ==========
  Fully diluted...........  $     0.42                                                    $    0.03                           .13
                            ==========                                                    =========                    ==========
Average common shares
  outstanding
  Primary.................  11,439,186                                       699,849F    12,150,335      3,000,000H    15,150,335
  Fully diluted...........  11,559,492                                       734,544F    12,305,336      3,000,000H    15,305,336

- ---------------

(1) This Statement reflects the historical gross drilling contract revenues, direct operating expenses, and depreciation directly related to the assets acquired.

(2) This Statement reflects the historical revenues and direct and indirect operating expenses directly related to the assets acquired.

See accompanying notes to Pro Forma Condensed Consolidated Financial Statements.

                                UTI ENERGY CORP.

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Adjustments to Pro Forma Condensed Consolidated Statement of Income (Unaudited) for the six months ended June 30, 1997.

(A) Selling, general and administrative expenses directly related to the acquired assets are included in the numbers as reported. The Company does not expect to incur any incremental selling, general and administrative expenses as a result of the Acquisitions. Additionally, costs and expenses related to selling activities have been reclassified to conform to UTI's presentation.

(B) Adjust depreciation and amortization expense based upon the restated value of the acquired property and equipment and goodwill.

(C) Increase interest expense resulting from acquisition debt.

(D) Adjust tax expense (benefit) at Company's marginal tax rate.

(E) The 768,525 shares of Common Stock issued to Quarles effective January 27, 1997, have been included in the average common shares outstanding for the Company at June 30, 1997. The shares issued reflected in the Pro Forma Condensed Consolidated Statement of Income assume a share price of $10.56 per share, with the shares being issued effective January 1, 1996.

(F) Eliminate interest expense related to debt retired from offering proceeds.

(G) Issuance of shares under the offering.

Adjustments to Pro Forma Condensed Consolidated Statement of Income (Unaudited) for the year ended December 31, 1996.

(A) Eliminate gain on sale of assets.

(B) Eliminate selling, general and administrative expenses which the Company believes will not be incurred on an ongoing basis. Selling, general and administrative expenses directly related to the acquired assets are included in the historical amounts as reported amounts. The Company does not expect to incur any incremental selling, general and administrative expenses as a result of the Acquisitions. Additionally, costs and expenses related to selling activities have been reclassified to conform to UTI's presentation.

(C) Adjust depreciation expense based upon the restated value of the acquired property and equipment and goodwill.

(D) Increase interest expense resulting from acquisition debt offset by debt not assumed.

(E) Adjust tax expense (benefit) at Company's marginal tax rate.

(F) The warrants issued in the Viersen Acquisition have been included in the determination of average common shares outstanding for the Company at December 31, 1996. Also includes stock issued pursuant to the Quarles Acquisition and the dilutive effect of warrants issued in connection with the 12% Subordinated Notes.

(G) Eliminate interest expense related to debt retired from offering proceeds.

(H) Issuance of shares pursuant to the Offering.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     UTI is a leading provider of contract drilling services in the United States. The Company's drilling operations are currently concentrated in the prolific oil and natural gas producing basins of Oklahoma, Texas and the Gulf Coast. The Company's rig fleet currently consists of 82 land drilling rigs with effective depth capabilities ranging from 5,000 to 25,000 feet. The Company's contract drilling services are performed through various regional drilling units and are marketed under the names Triad, FWA, Southland, Cougar and International Petroleum Service Company ("IPSCO"). The Company also provides drilling and pressure pumping services in the Appalachian Basin.

     Beginning in 1995, the Company made a strategic decision to focus its efforts on the expansion of its land drilling operations to take advantage of improving market conditions and the benefits arising from consolidation in the land drilling industry. To effect this strategy, the Company disposed of its oilfield distribution business in September 1995 and immediately embarked on a directed acquisition program aimed at expanding the Company's presence in select oil and gas producing regions of the United States.

     Since November 1995, the Company has acquired 59 rigs in four transactions:
(i) FWA was acquired in November 1995 for $12.9 million net of working capital,
(ii) Viersen was acquired in August 1996 for approximately $6.0 million cash, a two-year $8.0 million note and warrants to purchase 600,000 shares of Common Stock at $5.00 per share, (iii) the contract drilling assets of Quarles were acquired in January 1997 for $8.1 million cash and shares of Common Stock having a value at the time of $8.1 million and (iv) the contract drilling business of Southland was acquired in April 1997 for $27.1 million in cash and warrants to purchase 300,000 shares of Common Stock at $16.00 per share. These acquisitions have resulted in the Company realizing substantial growth in its revenues and income.

     The Company's results for the six months ended June 30, 1997, and the year ended December 31, 1996, also reflect a strong improvement in market conditions in the United States land drilling markets resulting from an increase in demand for drilling services and industry consolidation. Fleet utilization (based on total rigs owned) increased to 69% for the six months ended June 30, 1997, from 54% and 39% for the years ended December 31, 1996 and 1995, respectively. Of the Company's available rigs, fleet utilization for the six months ended June 30, 1997 was 84%. The Company continues to focus on streamlining operations and reducing its cost structure, which has further increased operating margins and profitability.

     The Company currently expects that its land drilling operations will continue to benefit from improved market conditions and the effects of its prior acquisitions. The Company intends to continue its strategy of growth through acquisitions of rigs and equipment that can be integrated into its fleet and operations and through acquisitions of other drilling contractors that may provide opportunities for expansion of the Company's markets and services.

RESULTS OF OPERATIONS

     The Company views the number of rigs actively drilling in the United States as a barometer of the overall strength of the domestic oilfield service industry. Without giving effect to acquisitions, variations in revenues and gross margins of the Company's core business generally follow the rig count trend.

     The following table presents certain results of operations data for the Company and the average United States rig count as reported by Baker Hughes Incorporated for the periods indicated:

                                                                          SIX MONTHS
                                            YEARS ENDED DECEMBER 31,    ENDED JUNE 30,
                                            ------------------------    --------------
                                            1994     1995      1996     1996     1997
                                            -----    -----    ------    -----    -----
Average U.S. land rig count(1)............    637      601       673      754      614
Number of owned rigs at end of period.....     27       55        65       55       82
Average number of owned rigs during
  period..................................     27       31        59       55       77
Operating days............................  3,931    4,405    11,872    4,920    9,571
Rig utilization rate(2)...................     40%      39%       54%      49%      69%

- ---------------

(1) Baker Hughes Incorporated is an international oilfield service and equipment company which for more than twenty years has conducted and published a weekly census of active drilling rigs. Its active rig count is generally regarded as an industry standard for measuring industry activity levels.

(2) Utilization rates are based on a 365-day year and are calculated by dividing the number of rigs utilized by the total number of rigs in the Company's drilling fleet, including stacked rigs. For the six months ended June 30, 1997, the utilization rate of the Company's rigs, excluding stacked rigs, was 84%. A rig is considered utilized when it is being operated, mobilized, assembled or dismantled while under contract.

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1997 AND 1996

     Revenue increased 92% to $76.8 million for the first six months of 1997 from $40.1 million for the first six months of 1996, primarily due to the increase in demand for drilling services and growth in the Company's rig fleet. The revenue increase of $36.7 million consisted of a $33.9 million increase in contract drilling revenue and an increase of $2.5 million in pressure pumping revenue. The Company's rig fleet was employed for 9,571 days during the first six months of 1997, compared to 4,920 days in the corresponding period of 1996. The Company completed 1,395 pressure pumping jobs during the six months ended June 30, 1997, as compared to 1,130 jobs during the six months ended June 30, 1996, an increase of approximately 24%. Revenue increases also reflected improvements in average day rates and prices received for footage and turnkey contracts.

     Gross profit increased 120% to $16.3 million for the first six months of 1997 compared to $7.4 million for the same period in 1996, due to higher revenues, increased prices and consolidation savings. Contract drilling gross profit as a percentage of revenue was 19.9% for the first six months of 1997 and 17.5% for the first six months of 1996. Pressure pumping gross profit as a percentage of revenue was 33.0% for the first six months of 1997 and 22.2% for the first six months of 1996.

     Depreciation and amortization expense increased $2.0 million primarily due to the acquisitions of Viersen, Quarles, and Southland. Depreciation and amortization expense will increase in future periods as a result of the Company's acquisitions of Quarles and Southland.

     Selling, general, and administrative expenses increased $1.7 million for the first six months of 1997 compared to the first six months of 1996, primarily due to the acquisitions of Viersen and the contract drilling assets of Quarles and Southland and a related increase in the average number of rigs operating during the period. As a percentage of revenues, selling, general, and administrative expenses decreased to 6.7% from 8.6% during the first six months of 1997 compared to the first six months of 1996.

     Other income decreased $600,000 for the first six months of 1997 compared to the first six months of 1996, primarily because the prior period included a one-time payment of $671,000 that the Company received as a result of a favorable resolution of a dispute with the United States government over mineral rights owned by the Company in southeastern New Mexico.

     Interest expense increased $1.3 million for the first six months of 1997 compared to the first six months of 1996 primarily due to interest on the debt associated with the Viersen and Quarles acquisitions. Average outstanding debt during the first six months of 1997 was $37.4 million, compared to $10.7 million for the first six months of 1996.

     Net income for the first six months of 1997 was $3.6 million, compared to $1.7 million for the first six months of 1996. This increase reflects the improved revenues and gross profit resulting from the Company's growth and improved market conditions.

COMPARISON OF YEARS ENDED 1996 AND 1995

     During the year ended December 31, 1996, the Company experienced significant growth in its income, revenues and operating margins. This growth reflected the successful implementation of the Company's growth strategy as well as improvements in market conditions in the industry and a continued emphasis on increasing operating efficiencies.

     The Company's revenues for the year ended December 31, 1996, increased by $57.2 million, or 143%, to a record $97.3 million, compared to $40.1 million for the year ended December 31, 1995. This substantial increase in revenues reflected a $52.8 million increase in contract drilling revenue and a $3.8 million increase in pressure pumping revenue. Of the $52.8 million increase in contract drilling revenue, $45.8 million was attributable to the FWA acquisition, with the remainder attributable to higher day rates and rig utilization. The Company's rig fleet was employed for 11,872 days during the year ended December 31, 1996, compared to 4,405 days during the year ended December 31, 1995. The Company completed 2,999 pressure pumping jobs during the year ended December 31, 1996, up from 2,544 jobs during the year ended December 31, 1995.

     The Company's gross profit increased 156% to $19.0 million for the year ended December 31, 1996, from $7.4 million for the year ended December 31, 1995. Contract drilling gross profit as a percentage of sales was 16.5% for the year ended December 31, 1996, up from 13.4% for the year ended December 31, 1995. This increase in gross profit percentage was attributable to higher dayrates and rates received for footage and turn-key contracts and rig utilization. Pressure pumping gross profit as a percentage of revenue was 33% for the year ended December 31, 1996, up from 30% for the year ended December 31, 1995.

     The Company's depreciation and amortization expense for the year ended December 31, 1996, increased $1.7 million from the year ended December 31, 1995, due to the FWA acquisition and, to a lesser extent, the acquisition of Viersen.

     Selling, general and administrative expenses for the year ended December 31, 1996, increased $2.7 million from the year ended December 31, 1995. This increase was as a result of the FWA acquisition and higher performance-based bonus accruals. Selling, general and administrative expense as a percentage of revenues, however, decreased from 12.7% to 8.0% for the year ended December 31, 1996, compared to the year ended December 31, 1995, as a result of increased utilization and revenues.

     Other income for the year ended December 31, 1996, increased $1.0 million compared to the year ended December 31, 1995. This increase was primarily due to a favorable resolution of a dispute with the United States government over mineral rights owned by the Company in southeastern New Mexico.

     Interest expense for the year ended December 31, 1996, increased $883,000 from the year ended December 31, 1995. The increase in interest expense was due to interest on the debt associated with the Company's acquisitions of FWA and Viersen.

     Income from continuing operations was $4.9 million for the year ended December 31, 1996, compared to $425,000 for the year ended December 31, 1995. This increase reflects the improved revenues and gross profit resulting from the Company's growth and improved market conditions.

COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND 1994

     Revenues increased 10.6% to $40.1 million for the year ended December 31, 1995, from $36.3 million for the year ended December 31, 1994, as the revenues from the acquisition of FWA offset a 4.2% decline in the revenues of the Company's other operations. The United States average onshore rig count declined 5.7% from 637 in 1994 to 601 in 1995, primarily in response to soft natural gas prices that prevailed during the first three quarters of 1995. The number of the Company's contract drilling operating days increased 12.1% during 1995 reflecting the acquisition of FWA. The number of the Company's total pressure pumping jobs decreased 6.7% during 1995.

     Gross profit declined 11.6% from $8.4 million for the year ended December 31, 1994, to $7.4 million for the year ended December 31, 1995. The decline in gross profit resulted from $750,000 in losses suffered on a footage and a turnkey well during the fourth quarter of 1995, competitive pricing pressure in the Appalachian Basin and lower productivity in Appalachian drilling operations.

     Depreciation and amortization expense for the year ended December 31, 1995, increased $250,000 from the year ended December 31, 1994, due to the acquisition of FWA.

     Selling, general and administrative expense for the year ended December 31, 1995, increased $124,000 from the year ended December 31, 1994, primarily as a result of the FWA acquisition.

     Other income for the year ended December 31, 1995, decreased $168,000 from the year ended December 31, 1994, primarily because 1994 included a one time benefit of $200,000 from an antitrust settlement.

     Interest expense was essentially flat period to period as the interest on the debt financing associated with the purchase of FWA in 1995 was offset by the decline in interest on short-term debt. The Company had no short term debt outstanding during 1995.

     Income tax declined from an expense of $293,000 for the year ended December 31, 1994, to a benefit of $592,000 for the year ended December 31, 1995. The 1995 income tax benefit resulted from the reduction of a valuation allowance against the Company's deferred tax asset consisting primarily from prior year tax credits. The valuation was reduced based on the Company's expectation that the deferred tax asset will be realized from future taxable income.

     Income from continuing operations was $425,000 for the year ended December 31, 1995, a $641,000 decline from the year ended December 31, 1994, primarily as a result of the decline in gross profit.

LIQUIDITY AND CAPITAL RESOURCES

  Working Capital

     The Company's primary cash needs for operations historically have been to fund working capital requirements and to make capital expenditures to replace and expand its drilling rig fleet and for acquisitions. The Company's ongoing operations have been funded through existing cash, cash provided from operations and borrowings under the Working Capital Line. To date, acquisitions have been funded with available cash, borrowings and issuances of Common Stock and warrants to purchase Common Stock.

     During the six months ended June 30, 1997, and the year ended December 31, 1996, cash balances, net cash provided by operations and borrowings under the Working Capital Line were utilized to fund the Company's normal recurring cash requirements. The maximum borrowing availability under the Working Capital Line was increased during the second quarter of 1997 from $8.4 million to $12.0 million. At June 30, 1997, the Company's borrowing availability under the Working Capital Line was $5.3 million. The Company intends to utilize a portion of the net proceeds to the Company from this Offering to repay all outstanding borrowings under the Working Capital Line, after which the Company will have the entire $12.0 million of borrowing available. See "Use of Proceeds".

     The Working Capital Line is secured by a pledge of the Company's accounts receivable and inventory and includes financial covenants covering tangible net worth, interest coverage and debt service coverage. Advances under the line are limited by levels of accounts receivable and inventory. Interest under the facility is calculated at the lower of the prime rate or such other rate options available at the time of borrowing, depending upon the Company's financial performance. The facility expires on June 30, 1998.

  Long-Term Debt Facilities

     On April 11, 1997, the Company issued $25.0 million principal amount of the 12% Subordinated Notes and entered into the Term Loan. The net proceeds of the two financings were used to fund the Southland acquisition in the amount of $27.1 million and to refinance approximately $18.4 million of debt incurred in connection with the prior acquisitions of FWA and Viersen and the contract drilling assets of Quarles. The Company incurred a one-time prepayment penalty of approximately $132,000 in connection with such refinancing. In addition to funding the Southland acquisition and the refinancing, the Company also repaid $4.1 million of its borrowings under the Working Capital Line with the net proceeds from the financing.

     Subordinated Notes. The 12% Subordinated Notes were issued at a 2% discount along with seven-year warrants to purchase 1,200,000 shares of Common Stock at an exercise price of $10.83 per share. The 12% Subordinated Notes contain various affirmative and negative covenants customary in such private placements, including restrictions on additional indebtedness unless certain pro forma financial coverage ratios are met and restrictions on dividends, distributions and other restricted payments.

     Term Loan. The Term Loan bears interest at prime rate and is secured by substantially all of the Company's rig assets, inventory and accounts receivable. As of September 5, 1997, indebtedness outstanding under the Term Loan was $22.0 million. The Term Loan contains various customary affirmative and negative covenants, including restrictions on incurrence of additional indebtedness, restrictions on dividends and distributions and acquisitions and capital expenditures, and various financial covenants. Indebtedness under the Term Loan bears interest at Mellon's prime rate and is required to be repaid in monthly installments through June 1, 2000. In addition, the Company is required to prepay the Term Loan without penalty utilizing the net proceeds to the Company from any public offering of Common Stock in full, including this Offering. The Company intends to utilize a portion of the net proceeds to the Company from this Offering to repay in full the outstanding indebtedness and accrued interest on the Term Loan. See "Use of Proceeds".

  Other

     The Company is continuing to review potential acquisitions of rigs and rig contractors. Although there can be no assurance that such acquisitions will be completed or as to the terms thereof, such acquisitions would further expand the Company's rig fleet and operations. The Company believes that following the application of the net proceeds to the Company from this Offering, it will have significant borrowing capacity and intends to utilize such capacity to fund additional acquisitions, depending on the size and scope of any future acquisition or group of acquisitions, through expansion of its existing credit facilities or through the issuance of debt or convertible debt securities.

     Management believes its internally generated cash, availability under the Working Capital Line, and the net proceeds to the Company from this Offering will be sufficient to meet its working capital, capital expenditure, and debt service requirements for the next twelve months. Acquisitions are expected to be funded with available cash, borrowings under the Working Capital Line and issuances of Common Stock. In addition, depending on the number and size of any acquisitions consummated by the Company, the Company may be required to obtain additional capital through public or private offerings of debt or equity securities.

INFLATION

     Inflation has not had a significant impact on the Company's comparative results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, ("FAS No. 128") which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in an increase in primary earnings per share for the three months and six months ended June 30, 1997 of $0.02 and $0.04 per share, respectively, and an increase to the three months and six months ended June 30, 1996 of $.01 for each period. The impact of FAS No. 128 on the calculation of fully diluted earnings per share for these quarters is not expected to be material.

                                    BUSINESS

INTRODUCTION

     UTI is a leading provider of onshore contract drilling services to exploration and production companies and operates one of the largest land drilling rig fleets in the United States. The Company's drilling operations currently are concentrated in the prolific oil and natural gas producing basins of Oklahoma, Texas and the Gulf Coast. The Company's rig fleet currently consists of 82 land drilling rigs that are well suited to the requirements of its markets. The Company also provides drilling and pressure pumping services in the Appalachian Basin.

     Beginning in 1995, the Company made a strategic decision to focus its efforts on the expansion of its land drilling operations to take advantage of improving market conditions and of the benefits arising from a consolidation in the land drilling industry. To effect this strategy, the Company embarked on an acquisition program aimed at expanding the Company's presence in select oil and gas producing regions in the United States. Since 1995, the Company has more than tripled the size of its rig fleet through acquisitions that have improved its drilling capabilities, diversified its operations geographically and expanded its market share in its core areas of operations. These acquisitions also have provided the Company with significant operational leverage through its 68 currently marketed and 14 stacked rigs, a large inventory of drilling equipment and approximately 250,000 feet of spare drill pipe. The Company estimates that its stacked rigs could be placed in service at an average capital cost of approximately $250,000 per rig.

     The Company's drilling operations are managed on a regional basis through local operating units and by managers with expertise and knowledge of regional drilling conditions and needs. These units are supported by centralized management for the allocation and sharing of equipment, supplies and personnel and the establishment of bidding parameters. The Company believes that this organizational structure provides it with an important competitive advantage in both operations and acquisitions in the fragmented land drilling market.

     Since 1994, the Company's financial results, including revenues, net income and EBITDA, have increased substantially as a result of its acquisitions, improved market conditions and higher margins associated with increased day and contract rates. Revenues have grown from $36.3 million for the year ended December 31, 1994 to $97.3 million for the year ended December 31, 1996. Over the same period, net income and EBITDA have grown from $1.1 million to $4.9 million and from $3.5 million to $11.3 million, respectively. For the six months ended June 30, 1997, the Company's revenues, net income and EBITDA were $76.8 million, $3.6 million and $11.2 million, respectively. In addition, the number of wells drilled by the Company have increased from 287 in 1994 to 625 in 1996 and 403 for the first six months of 1997.

     The Company is a Delaware corporation formed in 1986 for the purpose of acquiring certain operating subsidiaries of UGI Corporation that provided onshore contract drilling and other oil field services and owned certain oil and gas properties. The Company's corporate offices are located at 16800 Greenspoint Park, Suite 225N, Houston, Texas, and its telephone number is (281) 873-4111.

INDUSTRY CONDITIONS

     Industry conditions in the United States land drilling market have improved significantly over the last two years, which has resulted in improved financial performance and increased industry and company-wide rig utilization and contract rates. The market improvements have resulted from a number of factors, including a consolidation of existing drilling equipment, an increase in domestic exploration and development drilling activity, the mobilization of rigs to international markets and the use of components from stacked rigs to refurbish other rigs. While the improved market conditions have led to increasing contract rates on a daily and footage basis in the Company's markets, the Company does not believe that such rates have reached levels that justify the construction of new rigs. Further, shortages of qualified personnel to staff stacked rigs that are placed into operation has limited the number of rigs that may be returned to the market.

     The number of available land rigs in the United States has declined from approximately 4,700 rigs in 1981 to less than 1,500 in 1997. During the period from 1988 to 1996, the number of drilling contractors also has declined from approximately 600 to 290, with the top four companies, including the Company, currently owning approximately 37% of the active land rigs in the United States. In 1996, approximately 33% of the footage drilled in the United States was drilled by only ten contractors, down from 25 contractors in 1993. Increased land drilling activity is reflective of improvements in exploration and development technology, in particular the greater use of 3-D seismic data and horizontal drilling. These technological advancements have increased drilling success rates, lowered finding costs and increased well production rates, which in turn have allowed producers to conduct more consistent and active drilling programs, even in periods of lower oil and natural gas prices.

BUSINESS STRATEGY

     The Company's strategy is to continue to be one of the leading consolidators in the industry and to take advantage of improving market conditions and the benefits of consolidation. The Company also intends to expand its operations through the redeployment of equipment among the Company's existing regional operations. Key aspects of the Company's business strategy include:

     Acquisitions and Consolidations. The Company seeks acquisitions of companies with existing operations, established reputations for quality operations and equipment that can be assimilated into the Company's operations. These acquisitions are intended to supplement the Company's existing operations by providing additional equipment, experienced employees, higher market share and improved operating leverage.

     Decentralized Operating Structure. The Company maintains a decentralized operating structure with regional managers who are responsible for the day-to-day operations and customer relations in their areas. The Company believes that expansion of market share in its core operating areas and its regional operating structure provide for cost savings and efficiencies.

     Diversified Drilling Operations. The Company seeks to achieve a diversified mix of drilling equipment that is well suited to meet its customers' regional demands for rigs. The Company's fleet has depth capabilities ranging from 5,000 to 25,000 feet and is located in the prolific oil and natural gas basins of Oklahoma, Texas and the Gulf Coast.

     Large Inventory of Available Equipment. The Company seeks operational leverage through the ownership of available equipment that can be utilized when needed in a cost effective manner. Rigs, drill pipe and other equipment are allocated among regional drilling units based on the needs and profitability of the units.

     Disciplined Pricing Approach. The Company maintains a disciplined approach to bidding on drilling contracts, with a focus on profitability rather than the maximization of rig utilization.

RECENT ACQUISITIONS

     Southland Drilling Company. In April 1997, the Company completed the acquisition of the contract drilling assets of Southland for $27.1 million in cash and warrants to purchase 300,000 shares of Common Stock at $16.00 per share. The acquisition provided eight actively marketed high-quality land drilling rigs having depth capacities ranging from 12,000 feet to 16,000 feet and experienced rig crews. During 1996, these eight rigs operated at an average utilization rate of approximately 90%. The Southland acquisition provided the Company with an operating base in South Texas and expanded the Company's presence in the South Texas and Gulf Coast markets.

     Quarles Drilling Corporation. In January 1997, the Company completed the acquisition of the contract drilling assets of Quarles for $8.1 million in cash and 733,779 shares of Common Stock having a value at the time of $8.1 million. The assets acquired from Quarles consisted of nine actively marketed high-quality land drilling rigs, including three electric deep drilling rigs. This acquisition expanded the Company's operations in Oklahoma and East Texas and allowed the Company to enter the Texas Gulf Coast market with the electric deep drilling rigs.

     Viersen and Cochran Drilling Corporation. In August 1996, the Company completed the acquisition of Viersen for $6.0 million in cash, a two-year $8.0 million note and warrants to purchase 600,000 shares of Common Stock at $5.00 per share. Viersen's assets consisted of 13 high-quality land drilling rigs, two of which were electric deep drilling rigs, over 500,000 feet of spare drill pipe, over 800 drill collars and other spare drilling equipment. Since the Viersen acquisition, the Company has redeployed eight of the Viersen rigs into the Company's Texas and Oklahoma operations and is utilizing the acquired drill pipe and related drilling equipment throughout its operations as needed.

     FWA Drilling Company. In November 1995, the Company completed the acquisition of FWA for $14.0 million ($12.9 million net of working capital). The FWA acquisition added 29 land drilling rigs to the Company's fleet and expanded the Company's operations into the East and West Texas markets where it had previously not been operating.

CONTRACT DRILLING SERVICES

  General

     The Company's contract drilling fleet currently consists of 82 land drilling rigs having effective depth capacities ranging from 5,000 to 25,000 feet. As of June 30, 1997, the Company had a total of 68 rigs available for contract, up from 50 rigs available for contract at December 31, 1996. The Company's rig utilization rate (based on total owned rigs) was 54% for the year ended December 31, 1996 and 69% for the six months ended June 30, 1997. The Company believes that its excess capacity provides substantial potential for growth.

     The Company's contract drilling services are performed through various regional drilling units and marketed under the names Triad Drilling Company ("Triad"), FWA, Southland, Cougar and IPSCO. The Company's drilling operations currently are concentrated in the prolific oil and natural gas producing regions of Texas, Oklahoma and the Gulf Coast. The Company also markets five smaller rigs in the Appalachian Basin in Ohio, Pennsylvania and New York. Drilling operations are managed through regional offices located in Oklahoma City, Oklahoma, Midland, Tyler, Houston and Victoria, Texas and Sheffield, Pennsylvania. Rigs and equipment are deployed and allocated among the various drilling units based on regional need and profitability. The Company's contract drilling customers include major oil companies and independent producers, both large and small. For the year ended December 31, 1996, one customer represented 25% of the Company's total revenues.

     Day-to-day drilling operations are managed at the Company's regional offices through a team of unit managers who are responsible for designated rigs and locations and clients at those locations. Drilling contracts are bid on the basis of profitability and local market conditions and not to maximize rig utilization at the expense of profitability.

     The Company maintains an incentive compensation plan for its managerial and key employees based on operating and budgeted results. The Company believes that this plan provides the Company with the ability to attract and retain qualified managers and key operating employees. The Company also provides incentive compensation to its rig workers based on operating results and safety records.

  Drilling Rigs and Other Contract Drilling Properties

     A land drilling rig consists of various components including engines, drawworks or hoist, derrick or mast, pumps, blowout preventers and drill pipe. Rig size and configuration vary with depth, terrain and operator requirements. An active maintenance program during the life of a drilling rig permits the maintenance, replacement and upgrading of its components on an individual basis. Over the life of a typical drilling rig, major components, such as engines, pumps, drawworks and drill pipe are replaced or rebuilt on a periodic basis as required while other components, such as the mast and substructure, can be utilized for extended periods of time with proper maintenance. The Company follows a policy of keeping its drilling rigs well maintained and technologically competitive.

     As of September 5, 1997, the Company had an inventory of 82 land drilling rigs, 60 of which were active. The Company's rig fleet is configured to suit local requirements in the Company's various operating regions with drilling depths capabilities ranging to 25,000 feet. The Company allocates its rigs among its operating regions based upon market conditions and in accordance with the needs of its customers and the capabilities of its rigs. The Company maintains a disciplined approach to bidding on drilling contracts, with a focus on profitability rather than the maximization of rig utilization.

     The following table sets forth certain information with respect to the Company's rig fleet and the current distribution of rigs among the Company's operating regions as of September 1, 1997.

                                                                                    AVERAGE
                                                                                     RATED
                                             STACKED    IDLE     ACTIVE    TOTAL   DRILLING
                  REGION                     RIGS(1)   RIGS(1)   RIGS(1)   RIGS     DEPTHS
                  ------                     -------   -------   -------   -----   ---------
Arklatex...................................    --        --        11       11     14,000 ft.
Permian....................................     1         7        18       26     11,000 ft.
Gulf Coast/South Texas.....................     1        --        11       12     17,000 ft.
Mid Continent..............................    11        --        15       26     12,500 ft.
Northeast..................................     1         1         4        6     8,500 ft.
Other(2)...................................    --        --         1        1     25,000 ft.
                                               --        --        --       --
          Total............................    14         8        60       82

(1) A rig is considered active when under contract. An idle rig is one that is not under contract but is available and being marketed. A stacked rig is not currently being marketed and cannot be made available without incurring refurbishing expenses.

(2) Located in Wyoming.

     The Company's 14 stacked rigs can be placed into operation at an average capital cost per rig of $250,000. The Company intends to place its stacked rigs into service in an orderly basis as regional market conditions merit and trained crews are retained. See "Risk Factors -- Labor Shortages".

     The following table sets forth for the periods indicated certain data concerning the utilization of the Company's drilling rigs based on the Company's total fleet, including stacked and idle rigs:

                                                      YEARS ENDED            SIX MONTHS
                                                      DECEMBER 31,         ENDED JUNE 30,
                                                ------------------------   ---------------
                                                 1994     1995     1996     1996     1997
                                                ------   ------   ------   ------   ------
Number of owned rigs at end of period.........      27       55       65       55       82
Average number of owned rigs during period....      27       31       59       55       77
Operating days(1).............................   3,931    4,405   11,872    4,920    9,571
Rig utilization rate(2).......................     40%      39%      54%      49%      69%
Average revenue per day(3)....................  $4,915   $4,790   $5,390   $5,380   $6,475

- ---------------

(1) An operating day is defined as a day during which a rig is being operated, mobilized, assembled or dismantled while under contract.

(2) Utilization rates are computed by dividing operating days by the product of
    (i) the average number of owned rigs during the period and (ii) the number of days in the period, including stacked rigs. The Company's utilization rate, excluding stacked rigs, for the six months ended June 30, 1997, was 84%.

(3) Calculated as (i) total revenues from dayrate, footage and turnkey contracts less well costs incidental to drilling footage and turnkey wells divided by
    (ii) the aggregate number of operating days.

     The Company currently owns yards in Woodward and Oklahoma City, Oklahoma, Midland, Tyler and Victoria, Texas and Sheffield, Pennsylvania. The Company also maintains a fleet of trucks that are utilized in certain regions to mobilize and demobilize its drilling rigs among its various regional operating units.

     As a result of the Company's acquisition of Viersen, the Company had an
inventory as of September   , 1997, of more than 250,000 feet of spare drill
pipe available for its operations. The price of drill pipe recently has increased substantially and many contractors are subject to allocations and back orders. The Company estimates that its inventory of spare drill pipe should satisfy the drill pipe needs of its current fleet for the next two years based upon the Company's current size and level of operations. The Company believes that the availability of this large inventory of drill pipe provides it with a competitive advantage over many of its competitors who may have difficulty in securing drill pipe and whose cost of drill pipe is substantially in excess of the amounts paid by the Company for the pipe acquired by it in the Viersen acquisition.

  Drilling Contracts

     The Company's drilling rigs are employed under individual contracts which extend either over a stated period of time or the time required to drill a well or a number of wells. Drilling contracts are generally obtained through competitive bidding, although some may be obtained by negotiation. Contracts generally are subject to termination by the customer on short notice, but can be firm for a number of wells or years. Drilling contracts may provide for compensation on a footage, turnkey or dayrate basis. For the six months ended June 30, 1997, approximately 74%, 5% and 19% of the Company's contracts were on a footage basis, turnkey and dayrate basis, respectively. The Company estimates that approximately 50% of the Company's contract drilling revenues were attributable to dayrate contracts during the first six months of 1997. Footage contracts are primarily limited to shallow wells that can be drilled in less than 15 days, while turnkey contracts are pursued on a limited basis considering the risks and potential benefits of the contracts. Dayrate contracts are used primarily for deeper wells and wells that present higher risks.

     The Company maintains a disciplined approach to bidding. Contracts are bid on the basis of profitability rather than the maximization of rig utilization. Footage and turnkey contracts are bid based on the Company experience and expertise in the geological and operational aspects of the project and when the Company believes that the anticipated benefits of the contract merit the risk.

     A daywork contract provides for a basic rate per day when drilling and for lower rates when the rig is moving, or when drilling operations are interrupted or restricted by equipment breakdowns, actions of the customer or adverse weather conditions or other conditions beyond the control of the Company. In addition, the daywork contracts typically provide for a lump sum fee for the mobilization and demobilization of the drilling rig. The dayrate depends on market and competitive conditions, the nature of the operations to be performed, the duration of the work, the equipment and services to be provided, the geographic area involved and other variables.

     In a turnkey contract, the Company undertakes to drill a well to a specified depth for a fixed price. In a footage contract, the Company undertakes to drill a well to a specified depth at a fixed price per foot of hole. In both turnkey and footage contracts, the Company must bear the cost of performing the drilling services until the well has been drilled, and accordingly, such contracts require significant cash commitments by the Company. In both the turnkey and footage contracts, the Company generally agrees to furnish services such as testing, coring and casing the hole and other services which are not normally provided by a drilling contractor working under a daywork contract. In both situations, compensation is earned upon completion of the well to the specified depth. If the well is not completed to the specified depth, the Company may not receive the fixed turnkey or footage price. Although the Company seeks to minimize the risks associated in the footage and turnkey contracts by generally limiting these contracts to shallower and lower risk wells, footage and turnkey contracts nevertheless involve a higher degree of risk to the Company than dayrate contracts because the Company assumes greater risks and bears the cost of unanticipated downhole problems and cost escalation.

PRESSURE PUMPING SERVICES AND OTHER OPERATIONS

  Pressure Pumping

     The Company through its Universal Well Services Inc. ("Universal") unit is the leading provider of pressure pumping services in the northern Appalachian Basin. Pressure pumping services consist primarily of well stimulation and cementing for the completion of new wells and remedial work on existing wells. Generally, all completed Appalachian Basin wells require cementing services before production commences. In addition, substantially all completed wells drilled in the Appalachian Basin require some form of fracturing or other stimulation to enhance the flow of gas and oil to the well bore. With the purchase of proprietary technology and equipment in 1995, Universal has added the capability to fracture wells using liquid carbon dioxide and sand. Under certain conditions, this technology is believed to produce superior results relative to fracturing methods that use water or other fluids in the fracturing process.

     Universal maintains four base camps in the Appalachian Basin: one each in Punxsutawney, Bradford and Meadville, Pennsylvania; and Wooster, Ohio. These camps typically consist of an office area, an equipment maintenance facility, a bulk storage facility and a storage yard for vehicles and other materials. Universal also maintains a portable, temporary facility which is available for special projects.

     The Company's pressure pumping equipment consists of cement, fracturing and nitrogen pumpers, blenders, and cement, sand, acid, connection and nitrogen transport trucks. The Company maintains its pressure pumping equipment in good condition. Virtually all of the Company's pressure pumping equipment is in use on a regular basis. At September 5, 1997, the Company owned or leased the following equipment:

                       EQUIPMENT TYPE                         NUMBER OF UNITS
                       --------------                         ---------------
Pumper Trucks...............................................         37
Blender Trucks..............................................          9
Bulk Cement Trucks..........................................         14
Sand Trucks.................................................         17
Acid Trucks.................................................         11
Connection Trucks...........................................          7
Miscellaneous Trucks........................................          5
                                                                    ---
          Total.............................................        100
                                                                    ===

  Other Operations

     The Company also operates a horizontal hard rock boring division ("Boring"). Boring applies vertical drilling technology to bore horizontal holes, using a patented process and equipment, for the placement of pipelines and cables, including fiber optic cables, under obstacles such as highways and railroads when hard rock conditions are encountered. Boring currently markets it services in the eastern half of the United States.

     In addition to its operating activities, the Company has invested in working interests in gas and oil wells from time to time, principally in the Appalachian and Permian Basins. The net book value of such investments at December 31, 1996 and June 30, 1997 was $351,000 and $367,000, respectively.

COMPETITION AND SEASONALITY

     Demand and prices for the Company's services depend upon the level of activity in the onshore oil and gas exploration and production industry in the United States, which in turn depends upon the level of oil and gas prices, expectations about future oil and gas prices, the cost of exploring for, producing and delivering oil and gas, the level and price of foreign imports of oil and natural gas, the discovery rate of new oil and gas reserves, available pipeline and other oil and gas transportation capacity, worldwide weather conditions, international political, military, regulatory and economic conditions and the ability of oil and gas companies to raise capital. Domestic exploration activity also has been particularly affected by a substantial increase in the exploration and demand for natural gas. The level of drilling activity in the onshore oil and gas exploration and production industry in the United States has been volatile and continues to be influenced by numerous factors over which the Company has no control, including the ability of OPEC to set and maintain production levels and prices. No assurance can be given that current levels of oil and gas exploration activities in the Company's markets will continue or that demand for the Company's services will correspond to the level of activity in the industry generally. Further, any material changes in the demand for or supply of natural gas could materially impact the demand for the Company's services. Prices for oil and gas are expected to continue to be volatile and to affect the demand for and pricing of the Company's services. A material decline in oil or gas prices or industry activity in the United States could have a material adverse effect on the Company's results of operations and financial condition.

     The contract drilling, workover and well servicing industry is a highly-fragmented, intensely competitive and cyclical business. Since 1982, the contract drilling business has been severely impacted by the decline and continued instability in the prices of oil and natural gas. Though these depressed economic conditions have resulted in a consolidation of the number of competitors and the reduction of the number of rigs available, the supply of available rigs, particularly in the domestic land markets, still exceeds the demand for those rigs. This excess capacity in the industry has resulted in substantial competition. Competition for services in a particular market is based on price, location, type and condition of available equipment and quality of service. A number of large and small contractors provide competition for drilling contracts in all areas of the Company's business. Although no single drilling competitor operates in all such areas, certain competitors are present in more than one of those areas and drilling rigs are mobile and can be moved from one region to another in response to increased demand. During the last two years, prices for land drilling rigs have started to increase. Seasonality is not a significant factor with respect to the overall operations of the Company, although the Company's drilling pressure pumping services in Appalachia are subject to a period downturn during spring months.

OPERATING RISKS AND INSURANCE

     The Company's drilling operations and fleet are subject to the many hazards inherent in the onshore drilling industry, such as blowouts, explosions, cratering, well fires and spills. These hazards can result in personal injury and loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage and suspension of operations. The Company maintains insurance protection as it deems appropriate. Such insurance coverage, however, may not in all situations provide sufficient funds to protect the Company from all liabilities that could result from its operations, and claims will be subject to various retentions and deductibles. The Company generally seeks to obtain indemnity agreements whenever possible from the Company's customers requiring its customers to hold the Company harmless in the event of loss of production or reservoir damage. Even when obtained, however, contractual indemnification may not be supported by adequate insurance maintained by the customer. There can be no assurance that the Company's insurance or contractual indemnity protection will be sufficient or effective under all circumstances or against all hazards to which the Company may be subject. The occurrence of a significant event not fully insured or indemnified against or the failure of a customer to meet its indemnification obligations could have a material adverse affect on the Company's results of operations and financial condition. Moreover, no assurance can be given that the Company will be able to maintain insurance in the future at rates it considers reasonable.

ENVIRONMENTAL REGULATION

     The Company's activities are subject to existing federal, state and local laws and regulations governing environmental quality and pollution control. It is not anticipated that compliance with existing laws and regulations regulating the release of materials into the environment or otherwise relating to the protection of the environment will have a material adverse effect upon the operations, capital expenditures or earnings of the Company in the foreseeable future, absent the occurrence of an extraordinary event. The Company cannot predict what effect additional regulation or legislation, enforcement policies thereunder and claims for damages to property, employees, other persons and the environment could have on its activities.

     The Company's operations routinely involve the handling of various materials, some of which are classified as hazardous materials. The Company's operations and facilities are subject to numerous state and federal environmental laws, rules and regulations, including, but not limited to, laws concerning the containment and disposal of hazardous materials, oil field waste, other waste materials and acids, and the use of underground storage tanks. Laws protecting the environment have generally become more restrictive in recent years. In addition, environmental laws and regulations may impose strict liability whereby the Company could be liable for clean-up costs, even if the situation resulted from previous conduct of the Company that was lawful at the time conducted or from improper conduct of, or conditions caused by, previous property owners or other persons not associated with the Company. From time to time, claims may be made and litigation might be brought against the Company under these laws. Such clean-up costs or costs associated with changes in environmental laws and regulations could be substantial and could have a material adverse effect on the Company's financial condition. However, the cost of environmental compliance has not had any material adverse effect on the Company's financial condition in the past. The Company is unable to predict the effect of new regulations and amendments to existing regulations governing its operations, and therefore is unable to determine the ultimate costs of complying with environmental laws and regulations.

     The Oil Pollution Act of 1990 ("OPA") amends certain provisions of the federal Water Pollution Control Act of 1972, commonly referred to as the Clean Water Act ("CWA"), and other statutes as they pertain to the prevention of and response to oil spills into navigable waters. The OPA subjects owners of facilities to strict, joint and several liability for all containment and cleanup costs and certain other damages arising from a spill, including, but not limited to, the costs of responding to a release of oil to surface waters. The CWA provides penalties for any discharges of petroleum products in reportable quantities and imposes substantial liability for the costs of removing a spill. State laws for the control of water pollution also provide varying civil and criminal penalties and liabilities in the case of releases of petroleum or its derivatives into surface waters or into the ground. The Environmental Protection Agency ("EPA") is also authorized to seek preliminary and permanent injunctive relief and, in certain cases, criminal penalties and fines. In the event that a discharge occurs at a well site at which the Company is conducting drilling or pressure pumping operations, the Company may be exposed to claims that it is liable under the CWA.

     Certain of the Company's facilities are also subject to regulations of the EPA, including regulations that require the preparation and implementation of spill prevention control and countermeasure plans relating to the possible discharge of oil into navigable waters.

     The Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release of any "hazardous substance" into the environment. These persons include the owner and operator of a site and persons that disposed of or arranged for the disposal of the hazardous substances found at the site. CERCLA currently exempts crude oil, and the Resource Conservation and Recovery Act, as amended, currently exempts certain drilling materials, such as drilling fluids and production waters, from the definitions of hazardous substances. There can be no assurance that such exemptions will be preserved in future amendments of such acts, if any, or that more stringent laws and regulations protecting the environment will not be adopted. In addition, the Company's operations may involve the use or handling of acids currently classified as hazardous substances and other materials that may in the future be classified as hazardous substances.

     The operations of the Company are subject to local, state and federal regulations for the control of emissions and air pollution. Legal and regulatory requirements in this area are increasing, and there can be no assurance that significant costs and liabilities will not be incurred in the future as a result of new regulatory developments. In particular, regulations promulgated under the Clean Air Act Amendments of 1990 may impose additional compliance requirements that could affect the Company's operations. The Company may in the future be subject to civil or administrative enforcement actions for failure to comply strictly with air regulations and permits. These enforcement actions are generally resolved by payment of monetary fines and correction of any identified deficiencies. Alternatively, regulatory agencies could require the Company to forego construction or operation of certain air emission sources.

     Management believes that the Company is in substantial compliance with environmental laws and regulations.

EMPLOYEES

     At September 1, 1997, the Company had approximately 1,685 full-time employees, of which 1,565 were rig personnel and 120 were employed in support and administrative capacities.

     Increases in domestic drilling demand since mid-1995 and increases in contract drilling activity have resulted in a shortage in many areas of qualified drilling rig personnel in the industry. These shortages make it more difficult for the Company and other contractors to return stacked rigs to the market and to retain crews. If the Company is unable to attract and retain sufficient qualified personnel, its ability to market and operate its active drilling rigs and return its 14 currently stacked rigs to the market will be restricted, which could have a material adverse effect on the Company's results of operations. Further, wage rates of qualified rig crews have begun to rise in the land drilling industry in response to the increasing number of active rigs in service, which could ultimately have the effect of reducing the Company's operating margins and results of operations.

     In addition to the services of its employees, the Company employs the services of consultants as required. None of the Company's employees is represented by a labor union. There have been no work stoppages or strikes during the last three years which have resulted in the loss of production or production delays. The Company believes its relations with its employees are good.

LEGAL PROCEEDINGS

     The Company is involved in several claims arising in the ordinary course of business. In the opinion of management, all of these claims are covered by insurance and these matters will not have a material adverse effect on the Company's financial position.

     The Company and its operating subsidiaries are sometimes named as a defendant in litigation usually relating to personal injuries alleged to result from negligence. The Company maintains insurance coverage against such claims to the extent deemed prudent by management.

     There can be no assurance that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable, and there can be no assurance that insurance will continue to be available on terms as favorable as those that currently exist. The occurrence of an adverse claim in excess of the coverage limits maintained by the Company could have a material adverse effect on the Company's financial condition and results of operations.

                                   MANAGEMENT

     Set forth below is certain information concerning the executive officers and directors of the Company.

        NAME          AGE                         POSITION
        ----          ---                         --------
Mark S. Siegel......  46    Chairman of the Board and Director
Vaughn E. Drum......  51    President, Chief Executive Officer and Director
Karl W. Benzer......  45    Vice President; President and Chief Operating Officer
                            of FWA
P. Blake Dupuis.....  44    Vice President, Treasurer and Chief Financial Officer
Gerald J. Guz.......  55    Senior Vice President; President and Chief Operating
                            Officer of Universal Well Services, Inc.
Terry L. Pope.......  44    Vice President; President and Chief Operating Officer
                              of Triad
Willard E. White....  62    Vice President; President and Chief Operating Officer
                            of IPSCO
Kenneth N. Berns....  37    Director
Terry H. Hunt.......  49    Director
Nadine C. Smith.....  40    Director
Robert B. Spears....  70    Director

     Mr. Siegel was appointed to serve as a director on March 14, 1995, by a vote of the remaining directors. Mr. Siegel has been President of Remy Consultants since 1993. From 1992 to 1993, Mr. Siegel was President, Music Division, Blockbuster Entertainment Corp. From 1988 through 1992, Mr. Siegel was an Executive Vice President of Shamrock Holdings, Inc. and Managing Director of Shamrock Capital Advisors, Incorporated. Mr. Siegel holds a B.A. from Colgate University and a J.D. from the University of California at Berkeley (Boalt Hall) School of Law.

     Mr. Drum has served as President, Chief Executive Officer and a director of the Company since its founding in 1986. From 1980 through November 1986, Mr. Drum served in various capacities for UGI Development Company ("UGIDC"), a subsidiary of UGI Corporation ("UGI"). Mr. Drum holds a B.S. in Petroleum Engineering from Marietta College.

     Mr. Benzer has served as a Vice President of the Company since August 1994 and President of its FWA since January 1997. From 1991 through July 1994, he was President of S. W. Jack Drilling Company. From 1986 to 1991, Mr. Benzer was President of Cubby Drilling Company and from 1984 through 1986 was Operations Manager of Hinton Drilling Company. From 1974 through 1984, Mr. Benzer served in a number of operations management positions with Noble Drilling Company from 1974. Mr. Benzer holds a B.S. Degree in Mechanical Engineering and a M.B.A. from the University of Rhode Island.

     Mr. Dupuis has served as Vice President and Chief Financial Officer of the Company since September 1996. From April 1996 to September 1996, Mr. Dupuis served as Chief Financial Officer of ADCOR-Nicklos Drilling Company and from December 1993 to April 1996 he served as Chief Financial Officer of Coastwide Energy Services, Inc. From September 1989 to December 1993, Mr. Dupuis served as Chief Financial Officer of EVI, Inc. Mr. Dupuis is a Certified Public Accountant and holds a B.S. in Business Administration from the University of Southwestern Louisiana.

     Mr. Guz has served as Senior Vice President of the Company and President of Universal, a wholly owned subsidiary of the Company, since December 1986. From 1986 to 1994, Mr. Guz also served as a director of the Company. From 1981 through 1986, he served in various capacities for UGIDC Mr. Guz graduated holds a B.S. in Business Management from St. Vincent College.

     Mr. Pope has served as President of Triad, a wholly owned subsidiary of the Company since January 1996. From 1987 through January 1996, Mr. Pope served as President of IPSCO. From 1980 through 1987, he served in various capacities for IPSCO and Triad.

     Mr. White has served as President of IPSCO since September 1994. From 1988 until September 1994, he was President of W. E. White, Inc., Petroleum Consultants. Prior to 1988, Mr. White held a number of positions including President of Belden and Blake Corporation, President of Resource Exploration, Inc. and served as a private consultant to the oil field industry. Mr. White holds a B.S. in Petroleum Engineering from Marietta College.

     Mr. Berns was appointed to serve as a director on May 24, 1995, by a vote of the remaining directors. Mr. Berns has been an employee of Remy Consultants since 1994. From 1990 through 1994, Mr. Berns was employed by affiliated real estate development and management companies, including Ridge Properties, Ltd., Ridge Development, Ltd. and Spound Company. Prior to 1990, Mr. Berns was a senior manager of Spicer & Oppenheim and a Vice President of Cantor Fitzgerald Financial Corporation. Mr. Berns is the majority stockholder of RD Management, Inc., which is the general partner of Ridge Properties, Ltd. Mr. Berns is a Certified Public Accountant and holds a Bachelors Degree in Business Administration from San Diego State University and a Masters Degree in Taxation from Golden Gate University.

     Mr. Hunt has served as the President and Chief Executive Officer of Penn Fuel Gas, Inc., a natural gas and propane distribution company since 1992. From 1989 to 1992, Mr. Hunt was the President and Chairman of Carnegie Natural Gas Company, a gas distribution and transportation company, and of Apollo Gas Company, a natural gas distributor. From 1984 through 1988, he served as Vice President of Delhi Gas Pipeline Corporation, a gas distribution company. He has served as a director of UTI since 1994.

     Ms. Smith is President and Chief Executive Officer of Enidan Capital, an investment company that makes equity investments in public and privately held companies. Prior to co-founding Enidan Capital in 1997, Mr. Smith was an investment banker and principal with NC Smith & Co. and The First Boston Corporation and a management consultant with McKinsey & Co. Ms. Smith also is President and Chief Executive Officer of Sirrom Resource Funding LP, which finances environmental companies. Ms. Smith is a director of American Retirement Corporation, Sirrom Partners, L.P. and Carson Resources, Inc. Ms. Smith earned a Bachelors Degree in Economics from Smith College and a Masters Degree in Business Administration from Yale University. She has served as a director since 1995.

     Mr. Spears has served as the Chairman and Vice President, Business Development of Spears & Associates, Inc. since 1989. Spears & Associates is a leading research-based consulting firm to the oil and natural gas industry worldwide. He has served as a director of UTI since 1994.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership and voting power of the Common Stock at September 5, 1997 (except as otherwise noted) with respect to (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) the Selling Stockholders, (iii) each named executive officer and director and (iv) all executive officers and directors as a group.

                                                        BEFORE OFFERING                        AFTER OFFERING
                                                    -----------------------     SHARES     ----------------------
                                                    BENEFICIAL    OWNERSHIP       TO       BENEFICIAL   OWNERSHIP
             NAME OF BENEFICIAL OWNER                 SHARES       PERCENT    BE OFFERED     SHARES      PERCENT
             ------------------------               ----------    ---------   ----------   ----------   ---------
Remy Capital Partners III, L.P....................  5,383,650(1)    43.1%     1,588,388    3,795,262      24.7%
Remy Investors and Consultants, Incorporated......  5,548,650(1)    43.8      1,588,388    3,960,262      25.8
Quarles Drilling Corporation......................    733,779(2)     5.9        733,779           --        --
Shamrock Holdings of California, Inc..............    666,666(3)     5.4        533,333      133,333         *
Sam Viersen Family Foundation, Inc................    200,000(4)     1.6        200,000           --        --
Sam K. Viersen, Jr. Trust dated September 9,
  1986(4).........................................    400,000        3.1        400,000           --        --
Canpartners Investments IV, L.L.C.................  1,200,000(5)     8.9        720,000      480,000       3.0
Neil E. Hanson....................................     95,400(6)       *         31,800       63,600         *
Chris N. Hanson...................................     72,000(6)       *         30,000       42,000         *
Kurt M. Hanson....................................     14,400(6)       *         14,400           --        --
Erik G Hanson.....................................     28,800(6)       *         28,800           --        --
Four Flags Drilling Company(7)....................    150,000        1.2         60,000       90,000         *
Mark S. Siegel....................................  5,848,650(1)    45.1      1,588,388    4,260,262      27.2
Vaughn E. Drum....................................    438,360(8)     3.5             --      438,360       2.8
Kenneth N. Berns..................................     75,000(9)       *             --       75,000         *
Terry H. Hunt.....................................      7,500(10)      *             --        7,500         *
Nadine C. Smith...................................     10,500(10)      *             --       10,500         *
Robert B. Spears..................................      8,400(10)      *             --        8,400         *
P. Blake Dupuis...................................     45,000(8)       *             --       45,000         *
Gerald J. Guz.....................................    261,573(8)     2.1             --      261,573       1.7
Terry L. Pope.....................................    130,788(8)     1.1             --      130,788         *
Karl W. Benzer....................................      3,000(8)       *             --        3,000         *
(All Directors and Executive Officers as a
  group -- 11 persons)............................  6,828,771(11)   50.4      1,588,388    5,240,383      31.6

- ---------------

   * Less than 1%.

 (1) Remy's ownership includes 5,218,650 shares of Common Stock owned of record by Remy and 165,000 shares of Common Stock underlying options held by Remy. The Common Stock beneficially owned by Remy Consultants, which is the General Partner of Remy, includes the 5,383,650 shares of Common Stock and options owned by Remy Consultants as well as presently exercisable options to purchase 165,000 shares of Common Stock held by Remy Consultants. The Common Stock beneficially owned by Mr. Siegel, who is the President and sole stockholder of Remy Consultants, includes the 5,548,650 shares of Common Stock and options beneficially owned by Remy Consultants; as well as presently exercisable options to purchase 300,000 shares of Common Stock held by Mr. Siegel. The address of Remy, Remy Consultants and Mr. Siegel is 1801 Century Park East, Suite 111, Los Angeles California 90067. Remy and Remy Consultants have granted to the Underwriters a 30-day overallotment option with respect to 165,000 shares of Common Stock each. If such options are exercised, Remy and Remy Consultants would beneficially own 3,630,262 shares of Common Stock after the Offering, representing 22.4% of the outstanding shares of Common Stock after the Offering.

 (2) The address for Quarles Drilling Corporation is 6506 South Lewis, Suite 204, Tulsa, Oklahoma 74136.

 (3) The address for Shamrock Holdings of California, Inc. is 4444 Lakeside Drive, Burbank, California 91505.

 (4) Represents presently exercisable shares pursuant to the Stock Purchase Warrant to Purchase Shares of Common Stock of UTI Energy Corp. held by such entities at $5.00 per share. The addresses of the Sam Viersen Family Foundation, Inc. and Sam K. Viersen, Jr. Trust dated September 9, 1986 is c/o the Trust Company of Oklahoma, P.O. Box 3627, Tulsa, Oklahoma 74101-3627.

 (5) Represents 1,200,000 shares of Common Stock underlying Warrants to purchase Common Stock at a price of $10.84 per share. Based solely upon a Schedule 13D dated April 11, 1997, Canpartners Investments IV, LLC is controlled by Canpartners Incorporated ("Canpartners"), which is deemed to have sole voting and dispositive power over the shares underlying such warrant. Canpartners is controlled by Joshua S. Friedman, Mitchell R. Julis and R. Christian Evensen, who such Schedule 13D states, are deemed as a group to have sole voting and dispositive power of the shares underlying such warrant.

 (6) Represents presently exercisable options to purchase shares at $16.00 per share pursuant to outstanding warrants.

 (7) The address for Four Flags Holding Company ("Four Flags") is 460 N. Gulph Road, King of Prussia, Pennsylvania 19406.

 (8) Includes shares underlying presently exercisable stock options held by the following individuals in the following amounts: Mr. Drum, 291,960 shares; Mr. Guz, 115,173 shares; Mr. Pope, 42,588 shares; and Mr. Dupuis, 45,000 shares. Does not include shares underlying stock options held by the following individuals which options are not presently exercisable and will not become exercisable within 60 days in the following amounts: Mr. Drum, 30,000 option shares; Mr. Guz, 128,787 shares; Mr. Pope, 58,392 shares; Mr. Benzer 12,000 shares; and Mr. Dupuis 180,000 shares. Mr. Drum has granted to the Underwriter a 30-day overallotment option with respect to 112,500 shares of Common Stock held by him. If this option is exercised, Mr. Drum would beneficially own 325,860 shares of Common Stock or 2.1% of the outstanding shares of Common Stock after the Offering.

 (9) Represents presently exercisable options to purchase 75,000 shares. Does not include shares of Common Stock or options beneficially owned by Remy Consultants, by whom Mr. Berns is employed. Mr. Berns disclaims beneficial ownership of such shares and options. Mr. Berns has granted to the Underwriters a 30-day overallotment option with respect to 30,000 shares underlying options of Common Stock held by him. If this option is exercised, Mr. Berns would beneficially own 45,000 shares of Common Stock after the Offering.

(10) Includes presently exercisable options to purchase 7,500 shares owned by each of Mr. Hunt, Ms. Smith and Mr. Spears. Does not include options to purchase 3,750 shares owned by such individuals, which are not exercisable within 60 days.

(11) Includes presently exercisable options to purchase 1,222,221 shares.

     Except as stated herein, there are no arrangements known to the Company that may result in a change in control of the Company and each stockholder has sole voting and investment power with respect to the securities included in the above table.

     The Company will pay the expenses of registering the shares of Common Stock to be offered by the Selling Stockholders under the Securities Act, including the registration and filing fees, printing expenses and the fees and disbursements of counsel and accountants for the Company.

     Included in the shares offered by the Selling Stockholders are 1,480,500 shares of Common Stock held by Remy, an investment fund in which Remy Consultants is the general partner. Remy, Remy Consultants, Ken Berns and Vaughn Drum have also granted to the several Underwriters a 30-day over-allotment option to purchase up to 165,000, 165,000, 30,000 and 112,500 shares of Common Stock, respectively. Mark Siegel, Chairman of the Board of the Company, is the President and sole stockholder of Remy Consultants. Ken Berns is a director of the Company and an employee of Remy Consultants. Vaughn Drum is a director and the President of the Company. The shares subject to the option granted by Remy, Remy Consultants and Mr. Berns were received by them in connection with prior services provided by Remy Consultants for the Company.

     Included in the shares offered by the Selling Stockholders are 30,000, shares of Common Stock held by Chris Hanson, an employee of the Company, that were received by him in connection with the Company's acquisition of the contract drilling assets of Southland.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's Restated Certificate of Incorporation (as amended, "Certificate of Incorporation") authorizes the issuance of up to 50,000,000 shares of Common Stock, par value $.001 per share and 5,000,000 shares of preferred stock, $.01 par value ("Preferred Stock"). The summary description of the Company's securities below is qualified in its entirety by the provisions of the Company's Certificate of Incorporation.

COMMON STOCK

     As of September 5, 1997, the Company had outstanding 12,110,187 shares of Common Stock and had 4,193,850 shares reserved for issuance for outstanding options and warrants. Each holder of Common Stock is entitled to one vote per share on all matters submitted to a vote of stockholders. Subject to the rights of the holders of Preferred Stock, the holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor, and in the event of the liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after the payment of liabilities. There are no preemptive or other subscription rights, conversion rights or redemption or sinking fund provisions with respect to shares of Common Stock. All the shares of Common Stock outstanding upon consummation of the Offering will be fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors of the Company is empowered, without approval of the stockholders, to authorize the issuance of up to 5,000,000 shares of Preferred Stock, in one or more series, to establish the number of shares to included in each such series, and to fix the rights, powers, preferences and limitations of each series. As a result, the Board of Directors has the power to afford the holders of any series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to or greater than the rights of holders of Common Stock. The ability of the Board of Directors to establish such rights, powers and preferences to issue the Preferred Stock could be used as an anti-takeover devise without further action on the part of the holders of Common Stock. The Company currently has no plans to issue any Preferred Stock.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION

     The Company's Certificate of Incorporation includes certain provisions which may render more difficult or tend to discourage attempts to acquire the Company. Under such provisions, the Company's Board of Directors is divided into three classes serving staggered three year terms. These provisions also preclude the removal of a director, except for cause. These provisions cannot be amended without the approval of holders of at least 66 2/3% of the Company's outstanding capital stock entitled to vote thereon.

     Under Delaware law, a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including a breach of the director's duty of loyalty, acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, the approval of an improper payment of a dividend or an improper purchase by the Company of stock or any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation provides that the Company's directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duty, subject to the above described exceptions specified by Delaware law.

     As a Delaware corporation, the Company is subject to Section 203 of the General Corporation Law of the State of Delaware (the "GCLD"). In general,
Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Prior to Remy's acquisition of 1,739,550 shares of the Company's Common Stock in March 1995, which shares constituted over 50% of the issued and outstanding Common Stock on such date, the Board of Directors approved such acquisition, thus, exempting Remy from the operation of Section 203.

     Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

WARRANTS

     The Company currently has outstanding warrants to purchase an aggregate of 2,460,000 shares of Common Stock, including warrants (the "Remy Warrants") to purchase 360,000 shares of Common Stock at $1.90 per share owned by Remy and affiliates of Remy. The outstanding warrants have an average exercise price of $8.73 per share and expiration dates ranging from August 14, 1998 to April 11, 2004. Following this Offering, and assuming the overallotment option is not exercised, the Company will have outstanding warrants, including the Remy Warrants, to purchase an aggregate of 1,035,000 shares of Common Stock at an average exercise price of $8.70 per share. All outstanding warrants contain customary anti-dilution provisions.

REGISTRATION RIGHTS

     The Company currently has outstanding registration rights covering an aggregate of 8,869,095 shares of Common Stock (4,528,595 shares following this Offering), including 2,100,000 shares of Common Stock underlying warrants to purchase Common Stock (675,000 shares following this Offering).

     Remy has registration rights covering 5,218,650 shares of Common Stock (3,630,262 shares following this Offering) that require the Company on up to three separate occasions to register all or a portion of such shares at the request of Remy. The Company also is obligated to offer to Remy the right to include such shares of Common Stock in certain registration statements filed by the Company subject to certain limitations on timing, the size of the contemplated offering and the number of shares owned by Remy at such time.

     Quarles, Shamrock and Four Flags each have registration rights covering 733,779, 666,666 and 150,000 shares of Common Stock, respectively (zero, 133,333 and 90,000 shares, respectively, following this Offering) and Canpartners Investments IV, L.L.C. ("Canpartners"), the Sam Viersen Jr. Trust dated September 9, 1986, and the Sam Viersen Family Foundation, Inc. (collectively, the "Viersen Parties") and the prior Southland partners (the "Southland Parties") each have registration rights covering 1,200,000, 600,000 and 300,000 shares underlying warrants to purchase Common Stock (480,000, zero and 195,000 shares following this Offering). The Company is required to register the shares owned or underlying warrants owned by each of Canpartners, the Viersen Parties, Southland Parties and Four Flags at such parties request, subject to certain limitations relating to timing and size of such offerings. The Company also has the ability to delay such registrations under certain circumstances. In addition, such parties, including Shamrock, Quarles and Four Flags, are entitled to include the shares owned by or underlying warrants owned by them in certain registration statements filed by the Company, subject to certain limitations on timing and the size of the contemplated offering.

     The Company is obligated to pay all expenses incidental to any registration of Common Stock pursuant to the above described registration rights, excluding fees of counsel to the selling stockholder, underwriters' discounts and commissions and transfer taxes.

TRANSFER AGENT

     The registrar and transfer agent for the Common Stock is Chase Mellon Shareholder Services, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have 15,337,767 shares of Common Stock outstanding (16,225,092 shares if the Underwriters' over-allotment option is exercised in full), of which 11,142,176 (12,029,501 , if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without substantial restriction or the requirement of future registration under the Securities Act. Of the remaining 11,142,176 shares, 4,166,858 shares will be held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Rule 144"), and may be sold subject to the provisions of Rule 144. Of these 4,166,858 shares, 3,630,262 shares will be held by Remy and its affiliates, of which 3,630,262 will be subject to registration rights. In addition, third parties will hold registration rights covering 859,303 shares of Common Stock, including 675,000 shares underlying warrants. See "Description of Common Stock -- Registration Rights". The Company has reserved an aggregate of 2,379,000 shares of Common Stock for issuance under the Company's stock option plans (collectively, the "Benefit Plans"), and has filed a registration statement on Form S-8 to register the issuance of such shares under the Benefit Plans, thus permitting the sale of such shares by non-affiliates of the Company in the public market without restrictions under the Securities Act.

     The Company, the executive officers and directors of the Company and the Selling Stockholders have agreed that they will not, for a period of 90 days from the date of this Prospectus, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, pledge, contract of sale, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that such agreement does not prevent the Company from granting additional options under any of the Benefit Plans or additional shares in connection with acquisitions of businesses or assets or other business combinations, provided that the Company will not grant any registration rights covering any shares issued in connection with such acquisition or other business combinations that are exercisable prior to 90 days following the date of this Prospectus. Upon the expiration of the lockup agreements, 6,102,604 shares (which includes 2,379,900 shares reserved for issuance pursuant to the Benefit Plans) held by such executive officers, directors and Selling Stockholders will become eligible for sale in the public market, subject to the applicable volume and manner-of-sale limitations of Rule 144 and vesting requirements with respect to options. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares of Common Stock subject to such agreements.

     Under Rule 144, the volume limitations permit the sale of a number of shares during any three month period by each seller (aggregated into sales of certain related persons) that does not exceed the greater of (a) 1% of the then outstanding shares of Common Stock (approximately 153,000 shares immediately after this Offering, assuming no exercise of the over-allotment option) or (b) the average weekly trading volume of the Common Stock on the AMEX during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions.

     Sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters") for whom Prudential Securities Incorporated, Lehman Brothers Inc., Rauscher Pierce Refsnes, Inc. and Simmons & Company International are acting as representatives (collectively, the "Representatives") have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth below opposite their respective names.

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Prudential Securities Incorporated..........................
Lehman Brothers Inc.........................................
Rauscher Pierce Refsnes, Inc................................
Simmons & Company International.............................

                                                              ---------
          Total.............................................  5,915,500
                                                              =========

     The Company and the Selling Stockholders are obligated to sell, and the Underwriters are obligated to purchase, all the shares of Common Stock offered hereby if any are purchased.

     The Underwriters, through their Representatives, have advised the Company and the Selling Stockholders that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of
$          per share; and that such dealers may reallow a concession of
$          per share to certain other dealers. After the public offering, the public offering price and the concessions may be changed by the Representative.

     The Company and certain of the Selling Stockholders have granted the Underwriters an over-allotment option, exercisable for 30 days from the date of this Prospectus, to purchase up to 887,325 additional shares of Common Stock at the public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. See "Principal and Selling Stockholders". The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such underwriter's name in the preceding table bears to 5,915,500.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     The Company, its executive officers and directors and Remy and the Selling Stockholder have agreed that, for a period of 90 days after the date of closing of this Offering, they will not, directly or indirectly, offer, sell, contract to sell, grant any option to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock (or securities convertible into or exchangeable for, or any rights to purchase or acquire, Common Stock), without the prior written consent of Prudential Securities Incorporated, on behalf of the Representatives, except that such agreement does not prevent the Company from granting additional options under any of the Benefit Plans or issuing additional shares in connection with acquisitions of businesses or assets or other business combinations, provided that the Company will not grant any registration rights covering any shares issued in connection with any such acquisition or other business combination that are exercisable prior to 90 days following the date of this Prospectus.

     In connection with this Offering, certain Underwriters and selling group members (if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Stockholders, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 887,325 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or any selling group member participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in this Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required and, if they are undertaken, they may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Fulbright & Jaworski L.L.P., Houston, Texas. Certain legal matters will be passed upon for the Underwriters by Baker & Botts, L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements and schedules of UTI Energy Corp. appearing in UTI Energy Corp.'s Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of UTI Energy Corp. at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Viersen & Cochran Drilling Company for the years ended December 31, 1995 and 1994, appearing in UTI Energy Corp.'s Current Report on Form 8-K dated August 28, 1996, as amended by the Form 8-K/A dated October 28, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The statement of net assets acquired as of December 31, 1996 and the historical statement of gross contract drilling revenues, direct operating expenses and depreciation of the drilling operations of Quarles Drilling Corporation for the year ended December 31, 1996, incorporated by reference into this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The statement of net assets acquired as of April 11, 1997 and the historical statement of revenues and direct and indirect operating expenses (excluding depreciation) for the years ended December 31, 1996 and 1995 of Southland Drilling Company, Ltd. appearing in UTI Energy Corp.'s Current Report on Form 8-K dated April 11, 1997, as amended by the Form 8-K/A dated June 27, 1997 for the years ended December 31, 1996 and 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). Such reports, proxy and information statements and other information concerning the Company also can be inspected and copied at the offices of the AMEX, 86 Trinity Place, New York, New York 10005, on which the Common Stock is listed.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission, and copies of which may be obtained from the Commission at prescribed rates. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents are incorporated herein by reference:

     (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

     (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1997;

     (c) The Company's Current Report on Form 8-K dated August 28, 1996, as amended by Amendment No. 1 thereto dated October 28, 1996;

     (d) The Company's Current Report on Form 8-K dated January 27, 1997, as amended by Amendment No. 1 thereto dated April 14, 1997; and

     (e) The Company's Current Report on Form 8-K dated April 11, 1997, as amended by Amendment No. 1 thereto dated June 27, 1997.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to the Company at 16800 Greenspoint Park, Suite 225N, Houston, Texas 77060, Attention:
Corporate Secretary (Telephone number: (281) 873-4111).

                                UTI ENERGY CORP.

                       CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS

Report of Independent Auditors..............................    F-2
Audited Consolidated Financial Statements
  Consolidated Balance Sheets as of December 31, 1995 and
     1996...................................................    F-3
  Consolidated Statements of Income for the years ended
     December 31, 1994, 1995 and 1996.......................    F-4
  Consolidated Statements of Changes in Shareholders' Equity
     for the years ended December 31, 1994, 1995, and
     1996...................................................    F-5
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1994, 1995 and 1996.......................    F-6
  Notes to Consolidated Financial Statements................    F-7
Unaudited Condensed Consolidated Financial Statements
  Condensed Consolidated Balance Sheet as of December 31,
     1996 and June 30, 1997.................................    F-17
  Condensed Consolidated Statements of Income for the three
     months and six months ended June 30, 1996 and June 30,
     1997...................................................    F-18
  Condensed Consolidated Statements of Changes in
     Shareholders' Equity for the six months ended June 30,
     1997...................................................    F-19
  Condensed Consolidated Statements of Cash Flows for the
     six months ended June 30, 1996 and 1997................    F-20
  Notes to Condensed Consolidated Financial Statements......    F-21

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
UTI Energy Corp.

     We have audited the accompanying consolidated balance sheets of UTI Energy Corp. as of December 31, 1995 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of UTI Energy Corp. at December 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            /S/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
February 28, 1997, except for Note 13,
  as to which the date is September 5, 1997

                                UTI ENERGY CORP.

                          CONSOLIDATED BALANCE SHEETS

(ALL PER SHARE AND SHARE AMOUNTS REFLECT THE 3:1 STOCK SPLIT EFFECTIVE SEPTEMBER
                                    5, 1997)

                                     ASSETS

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
                                                                (IN THOUSANDS)
Current Assets:
  Cash......................................................  $ 2,273    $   570
  Accounts receivable, net of allowance for doubtful
     accounts of $193 in 1995 and $305 in 1996..............    9,370     17,831
  Other receivables.........................................      669        598
  Materials and supplies....................................      803        874
  Prepaid expenses..........................................    2,261      1,749
                                                              -------    -------
                                                               15,376     21,622
Property and Equipment:
  Land......................................................      775        749
  Buildings and improvements................................    1,792      1,760
  Machinery and equipment...................................   33,504     58,421
  Oil and gas working interests.............................    1,690      1,732
  Construction in process...................................      292        338
                                                              -------    -------
                                                               38,053     63,000
  Less accumulated depreciation and amortization............   20,269     23,149
                                                              -------    -------
                                                               17,784     39,851
Deferred Income Taxes.......................................      551         --
Other Assets................................................      279        397
                                                              -------    -------
                                                              $33,990    $61,870
                                                              =======    =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt.........................  $ 2,542    $ 4,507
  Accounts payable..........................................    4,244      7,945
  Accrued payroll costs.....................................    1,399      2,445
  Other accrued expenses....................................    1,764        964
                                                              -------    -------
                                                                9,949     15,861
Long-Term Debt, less current portion........................    8,701     14,658
Deferred Income Taxes.......................................       --      8,305
Other Liabilities...........................................      350        350
Commitments and Contingencies
Shareholders' Equity
  Preferred stock, $.01 par value, 5,000,000 shares
     authorized on August 28, 1997, none issued or
     outstanding in 1995 and 1996...........................       --         --
  Common stock, $.001 par value, 50,000,000 (30,000,000
     prior to August 28, 1997) shares authorized, 10,398,666
     shares issued and outstanding in 1995, 10,807,008
     shares issued and outstanding in 1996..................       10         11
  Additional capital........................................   15,088     17,870
  Retained earnings.........................................       63      4,916
  Restricted stock plan unearned compensation...............     (171)      (101)
                                                              -------    -------
                                                               14,990     22,696
                                                              -------    -------
                                                              $33,990    $61,870
                                                              =======    =======

                            See accompanying notes.

                                UTI ENERGY CORP.

                       CONSOLIDATED STATEMENTS OF INCOME

(ALL PER SHARE AND SHARE AMOUNTS REFLECT THE 3:1 STOCK SPLIT EFFECTIVE SEPTEMBER
                                    5, 1997)

                                                                YEARS ENDED DECEMBER 31,
                                                          -------------------------------------
                                                             1994          1995         1996
                                                          -----------   ----------   ----------
                                                                (IN THOUSANDS, EXCEPT PER SHARE
                                                                                       AMOUNTS)
Revenues:
  Oilfield service......................................  $    35,831   $   39,844   $   96,628
  Other.................................................          444          280          673
                                                          -----------   ----------   ----------
                                                               36,275       40,124       97,301
Costs and Expenses:
  Cost of sales
     Oilfield service...................................       27,710       32,507       77,891
     Other..............................................          147          178          366
  Selling, general and administrative...................        4,958        5,082        7,768
  Depreciation and amortization.........................        2,302        2,552        4,292
                                                          -----------   ----------   ----------
                                                               35,117       40,319       90,317
                                                          -----------   ----------   ----------
Operating Income (Loss).................................        1,158         (195)       6,984
Other Income (Expense)
  Interest expense......................................         (260)        (265)      (1,148)
  Other, net............................................          461          293        1,341
                                                          -----------   ----------   ----------
                                                                  201           28          193
                                                          -----------   ----------   ----------
Income (Loss) from Continuing Operations Before Income
  Taxes.................................................        1,359         (167)       7,177
Income Taxes............................................          293         (592)       2,324
                                                          -----------   ----------   ----------
Income from Continuing Operations.......................        1,066          425        4,853
Income from Discontinued Operations.....................           26           38           --
Loss on Disposal of Discontinued Operations.............           --         (361)          --
                                                          -----------   ----------   ----------
Net Income..............................................  $     1,092   $      102   $    4,853
                                                          ===========   ==========   ==========
Primary Earnings Per Common Share:
  Continuing operations.................................  $      0.11   $     0.04   $     0.42
  Discontinued operations...............................           --           --           --
  Loss on disposal of discontinued operations...........           --        (0.03)          --
                                                          -----------   ----------   ----------
                                                          $      0.11   $     0.01   $     0.42
                                                          ===========   ==========   ==========
Fully Diluted Earnings Per Common Share:
  Continuing operations.................................  $      0.11   $     0.04   $     0.42
  Discontinued operations...............................           --           --           --
  Loss on disposal of discontinued operations...........           --        (0.03)          --
                                                          -----------   ----------   ----------
                                                          $0.11.......  $     0.01   $     0.42
                                                          ===========   ==========   ==========
Average Common Shares Outstanding:
  Primary...............................................    9,732,000    9,898,668   11,439,186
  Fully Diluted.........................................    9,732,000    9,898,668   11,559,492

                            See accompanying notes.

                                UTI ENERGY CORP.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(ALL PER SHARE AND SHARE AMOUNTS REFLECT THE 3:1 STOCK SPLIT EFFECTIVE SEPTEMBER
                                    5, 1997)

                                         COMMON STOCK                                  RESTRICTED
                                    ----------------------                RETAINED     STOCK PLAN
                                      NUMBER                 ADDITIONAL   EARNINGS      UNEARNED
                                    OF SHARES    PAR $.001    CAPITAL     (DEFICIT)   COMPENSATION    TOTAL
                                    ----------   ---------   ----------   ---------   ------------   -------
                                                    (IN THOUSANDS, EXCEPT NUMBER OF SHARES)
Balance at December 31, 1993......   9,732,000      $10       $14,109      $(1,131)      $(400)      $12,588
  Net income......................                   --            --        1,092          --         1,092
  Vesting of restricted stock
     plan.........................                   --           (15)          --          80            65
                                    ----------      ---       -------      -------       -----       -------
Balance at December 31, 1994......   9,732,000       10        14,094          (39)       (320)       13,745
  Net income......................                   --            --          102          --           102
  Issuance of common stock........     666,666       --           994           --          --           994
  Vesting of restricted stock
     plan.........................                   --            --           --         149           149
                                    ----------      ---       -------      -------       -----       -------
Balance at December 31, 1995......  10,398,666       10        15,088           63        (171)       14,990
  Net income......................                   --            --        4,853          --         4,853
  Warrants issued.................                   --           710           --          --           710
  Exercise of options.............     408,342        1         1,838           --          --         1,839
  Vesting of restricted stock
     plan.........................                   --           234           --          70           304
                                    ----------      ---       -------      -------       -----       -------
Balance at December 31, 1996......  10,807,008      $11       $17,870      $ 4,916       $(101)      $22,696
                                    ==========      ===       =======      =======       =====       =======

                            See accompanying notes.

                                UTI ENERGY CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

(ALL PER SHARE AND SHARE AMOUNTS REFLECT THE 3:1 STOCK SPLIT EFFECTIVE SEPTEMBER
                                    5, 1997)

                                                                YEARS ENDED DECEMBER 31,
                                                              ----------------------------
                                                               1994       1995      1996
                                                              -------   --------   -------
                                                                     (IN THOUSANDS)
Cash Flows From Operating Activities
  Income from continuing operations.........................  $ 1,066   $    425   $ 4,853
  Adjustments to reconcile income from continuing operations to net cash provided by continuing operations:
       Depreciation and amortization........................    2,302      2,552     4,292
       Deferred income taxes................................     (187)      (650)      799
       Amortization of debt discount........................       --         --        68
       Stock compensation expense...........................       65        149       304
       Provision (recovery) for bad debts...................       70        (10)      112
       Gain on disposal of fixed assets.....................     (142)       (63)     (517)
       Change in operating assets and liabilities, net of
          effect of business acquired:
          Accounts receivable and prepaids..................      956     (2,316)   (7,990)
          Materials and supplies............................      (82)        35       (71)
          Accounts payable, accrued expenses and accrued
            payroll costs...................................     (824)       564     4,647
          Other.............................................      (38)       (86)     (174)
                                                              -------   --------   -------
  Net cash provided by continuing operations................    3,186        600     6,323
  Net cash provided (used) by discontinued operations.......    1,991     (1,108)       --
                                                              -------   --------   -------
          Net cash provided (used) by operating
            activities......................................    5,177       (508)    6,323
Cash Flows from Investing Activities
  Capital expenditures......................................   (1,343)    (1,910)   (4,311)
  Acquisitions of businesses................................       --    (12,946)   (6,000)
  Proceeds from sale of discontinued operations.............       --      4,870        --
  Proceeds from sale of property and equipment..............      350        304     1,113
                                                              -------   --------   -------
          Net cash used by investing activities.............     (993)    (9,682)   (9,198)
Cash Flows From Financing Activities
  Proceeds from issuance of long-term debt..................      264      9,264     2,600
  Repayments of long-term debt..............................     (892)    (1,580)   (2,467)
  Proceeds from issuance of common stock....................       --        994     1,039
                                                              -------   --------   -------
          Net cash provided (used) by financing
            activities......................................     (628)     8,678     1,172
                                                              -------   --------   -------
Net Increase (Decrease) in Cash.............................    3,556     (1,512)   (1,703)
Cash at Beginning of Year...................................      229      3,785     2,273
                                                              -------   --------   -------
Cash at End of Year.........................................  $ 3,785   $  2,273   $   570
                                                              =======   ========   =======

                            See accompanying notes.

                                UTI ENERGY CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(ALL PER SHARE AND SHARE AMOUNTS REFLECT THE 3:1 STOCK SPLIT EFFECTIVE SEPTEMBER
                                    5, 1997)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Business

     UTI Energy Corp. (the "Company") is engaged in the businesses of contract drilling, providing oil and gas well stimulation, and cementing and completion services. The primary market for the Company's services is the domestic onshore oil and gas industry, and the customers consist primarily of major oil companies, and independent oil and gas producers.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Intercompany accounts and transactions have been eliminated in consolidation.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Inventories

     Materials and supplies are stated at the lower of cost (first-in, first-out method) or market.

  Property and Equipment

     Property and equipment are stated on the basis of cost. Improvements are capitalized and depreciated over the period of benefit. Amortization of assets acquired under capital leases is included in depreciation expense. The provision for depreciation was determined by the straight-line method over the estimated useful lives of the related assets which are as follows: buildings -- 30 years, building improvements -- 7-10 years, machinery and equipment -- 2-15 years.

  Working Interests in Oil and Gas Wells

     The Company accounts for its oil and gas operations under the successful efforts method of accounting.

     The Company recognizes oil and gas revenue from its working interests based upon the sales method. Working interests in wells are included in property and equipment and are stated at cost less accumulated amortization. Amortization is based on the units of production method utilizing estimated reserves and sales of oil and gas from the wells.

  Revenue Recognition

     Revenues are recognized when services have been performed. Revenues from footage and turnkey drilling contracts are recognized using the percentage of completion method of accounting. Losses, if any, are provided for in the period in which the loss is determined.

  Earnings Per Share

     Earnings per common share is calculated by dividing net income by the aggregate of the weighted average shares outstanding during the period and the dilutive effect, if any, of common stock equivalents that are outstanding.

                                UTI ENERGY CORP.

(ALL PER SHARE AND SHARE AMOUNTS REFLECT THE 3:1 STOCK SPLIT EFFECTIVE SEPTEMBER
                                    5, 1997)

  Stock-Based Compensation

     The Company follows the method of accounting for employee stock compensation plans prescribed by APB No. 25, which is permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). In accordance with APB No. 25, the Company has not recognized compensation expense for stock options because in each case the exercise price of the options equals the market price of the underlying stock on the date of grant, which is the measurement date.

  Changes in Accounting Principles

     Effective January 1, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This statement requires companies to write down to estimated fair value long-lived assets that are impaired. This change did not have a significant effect on the Company's financial statements.

  Reclassifications

     Certain items in the prior years' financial statements have been reclassified to conform with the presentation in the current year.

2. ACQUISITIONS

     Effective November 1, 1995, the Company purchased all of the capital stock of FWA Drilling Company, Inc. ("FWA") for $14,000,000 in cash. FWA is engaged in contract drilling in Texas. The acquisition was accounted for using the purchase method, and FWA's operating results since November 1, 1995, have been consolidated with the operating results of the Company. The estimated fair market value of the assets acquired exceeded the purchase price by $4.9 million, which reduced long-term assets acquired.

     On August 14, 1996, the Company purchased all of the capital stock of the Viersen & Cochran Drilling Company ("Viersen"). Viersen was engaged in contract drilling in Oklahoma but had suspended its operations prior to the closing date. The consideration paid for Viersen consisted of (i) $6,000,000 in cash paid on August 14, 1996; (ii) a two-year $8,000,000 promissory note executed by the Company in favor of the Seller; and (iii) stock warrants with a two-year term to purchase 600,000 shares of the Company's common stock, $.001 par value, at $5 per share. The acquisition was accounted for using the purchase method, and Viersen's operating results since August 14, 1996, have been consolidated with the operating results of the Company.

     The following pro forma operating results reflect the inclusion of FWA for 1994 and 1995, and the inclusion of Viersen for 1995 and 1996:

                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1994      1995      1996
                                                          -------   -------   -------
                                                                (IN THOUSANDS)
Revenue.................................................  $72,715   $77,405   $99,027
                                                          =======   =======   =======
Income from continuing operations.......................  $ 2,343   $   151   $ 3,935
                                                          =======   =======   =======
Earnings per share from continuing operations...........  $   .24   $   .02   $   .34
                                                          =======   =======   =======

                                UTI ENERGY CORP.

(ALL PER SHARE AND SHARE AMOUNTS REFLECT THE 3:1 STOCK SPLIT EFFECTIVE SEPTEMBER
                                    5, 1997)

3. DISCONTINUED OPERATIONS

     On September 29, 1995, the Company sold its oilfield supply business for cash of $4,870,000. The net results of the oilfield supply business for all periods presented are reported separately in the Consolidated Statement of Income as "Income from discontinued operations." Prior period financial statements have been restated to report the oilfield supply business as a discontinued operation.

     The following is a summary of the results of operations of the Company's oilfield supply business:

                                                                 YEARS ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1994       1995
                                                              -------    -------
                                                                (IN THOUSANDS)
Revenue.....................................................  $18,617    $13,407
                                                              =======    =======
Income from operations (net of income taxes of $13, and
  $14)......................................................  $    26    $    38
Loss on disposal (net of income tax benefit of $129)........       --       (361)
                                                              -------    -------
Income (loss) from discontinued operations..................  $    26    $  (323)
                                                              =======    =======

4. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1995 and 1996, are as follows:

                                                               1995       1996
                                                              -------    -------
                                                                (IN THOUSANDS)
Deferred tax assets:
  Alternative minimum tax credits...........................  $ 1,056    $   675
  Investment tax credits....................................      531        232
  Fuel tax credit...........................................       73         --
  Accrued liabilities.......................................      646        780
  Valuation allowance.......................................     (636)      (232)
                                                              -------    -------
          Total deferred tax asset..........................    1,670      1,455
Deferred tax liabilities:
  Depreciation..............................................   (1,119)    (9,760)
                                                              -------    -------
Net deferred tax asset (liability)..........................  $   551    $(8,305)
                                                              =======    =======

     SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized. During 1996 and 1995, the Company decreased its valuation allowance since management believes that it is more likely than not that the deferred tax asset will be realized primarily from future taxable income over the next several years. Management assesses the realizability of the Company's deferred tax asset on a continuous basis and adjusts the valuation allowance in the event that circumstances affecting the realization of the deferred tax asset change.

     At December 31, 1996, the Company has available approximately $232,000 of investment tax credit carryforwards for which a valuation allowance has been provided in as much as it is the Company's opinion that these credits will not be available to reduce future tax payments. The credits expire between 1998 and 2001. The Company utilizes the flow-through method for recognizing investment tax credits.

                                UTI ENERGY CORP.

(ALL PER SHARE AND SHARE AMOUNTS REFLECT THE 3:1 STOCK SPLIT EFFECTIVE SEPTEMBER
                                    5, 1997)

     The components of the provision for income taxes from continuing operations are as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                            ------------------------
                                                            1994     1995      1996
                                                            -----    -----    ------
                                                                 (IN THOUSANDS)
Income taxes:
Current:
  Federal.................................................  $ 442    $  57    $1,372
  State...................................................     38        1       153
                                                            -----    -----    ------
                                                              480       58     1,525
Deferred:
  Federal.................................................    (95)    (622)      740
  State...................................................    (92)     (28)       59
                                                            -----    -----    ------
                                                             (187)    (650)      799
                                                            -----    -----    ------
                                                            $ 293    $(592)   $2,324
                                                            =====    =====    ======

     The difference between tax expense on continuing operations computed at the federal income tax rate of 34% and actual tax expense is as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                            ------------------------
                                                            1994     1995      1996
                                                            -----    -----    ------
                                                                 (IN THOUSANDS)
Taxes at 34% applied to pre-tax income (loss).............  $ 462    $ (57)   $2,440
State income tax..........................................    (36)     (17)      141
Permanent differences, principally nondeductible
  expenses................................................    125       81       123
Change in valuation allowance and realization of tax
  credit carryforwards....................................   (217)    (577)     (404)
Other.....................................................    (41)     (22)       24
                                                            -----    -----    ------
                                                            $ 293    $(592)   $2,324
                                                            =====    =====    ======

5. WARRANTS

     As part of the consideration for redemption of its Series A Preferred Stock in December 1993, the Company issued warrants to purchase up to 486,000 shares of Common Stock at an exercise price of $2.67 per share. The warrants are exercisable in whole or in part for the three years beginning December 14, 1995.

     As part of the consideration paid to acquire Viersen & Cochran Drilling Company, the Company issued warrants to purchase up to 600,000 shares of Common Stock at an exercise price of $5 per share. The warrants are exercisable in whole or part for two years beginning August 14, 1996.

                                UTI ENERGY CORP.

(ALL PER SHARE AND SHARE AMOUNTS REFLECT THE 3:1 STOCK SPLIT EFFECTIVE SEPTEMBER
                                    5, 1997)

6. LEASES

     Future minimum payments, for each year and in the aggregate, under capital leases and noncancelable operating leases with initial or remaining terms of one year or more consist of the following at December 31, 1996:

                                                              CAPITAL    OPERATING
                                                              LEASES      LEASES
                                                              -------    ---------
                                                                 (IN THOUSANDS)
1997........................................................    $225       $297
1998........................................................      54        236
1999........................................................       2        116
2000........................................................      --         90
2001 and thereafter.........................................      --         83
                                                                ----       ----
Total minimum lease payments................................     281       $822
                                                                           ====
Amounts representing interest...............................      22
                                                                ----
Present value of net minimum lease payments.................    $259
                                                                ====

     Rental expense for all operating leases was approximately $221,000, $181,000 and $448,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

7. SUPPLEMENTAL CASH FLOW INFORMATION

     On August 14, 1996, the Company purchased all of the capital stock of Viersen & Cochran Drilling Company. In connection with the acquisition, the Company incurred deferred tax liabilities, assumed certain other liabilities and issued debt and Common Stock warrants to the seller as follows (in thousands):

Cash paid for the capital stock.............................    $ 6,000
Long-term debt issued.......................................      8,000
  Less: discount............................................       (312)
Deferred tax liabilities....................................      8,057
Other directly related liabilities..........................        100
Common Stock warrants issued................................        710
                                                                -------
Total purchase price........................................    $22,555
                                                                =======

     Other non-cash investing and financing activities for 1996 are as follows (in thousands):

Tax benefit of exercised options reflected as additional
  capital...................................................    $   800
Long-term debt issued for equipment acquisitions............         34

     Interest paid amounted to approximately $388,000, $427,000 and $893,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

     Income taxes of approximately $329,000, $339,000 and $1,389,000 were paid in the years ended December 31, 1994, 1995 and 1996, respectively.

                                UTI ENERGY CORP.

(ALL PER SHARE AND SHARE AMOUNTS REFLECT THE 3:1 STOCK SPLIT EFFECTIVE SEPTEMBER
                                    5, 1997)

8. LONG-TERM DEBT

     The Company's long-term debt at December 31, 1995 and 1996, consisted of the following:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
                                                                (IN THOUSANDS)
Promissory note, other, dated August 14, 1996, fixed rate
  (6.0%), due in two installments of $1,500,000 due August
  1997 and February 1998, with the final installment of
  $5,000,000 due August 1998................................  $    --    $ 8,000

Promissory notes, financial institution, dated November 20,
  1995, variable rate (7.975% at December 31, 1996) due in
  $150,000 monthly installments through 2000................    8,850      7,050
Revolving credit agreement, bank, effective December 7,
  1995, up to $8,400,000 through June 30, 1998, at the lower of the prime rate or other rate options available at the
  time of borrowing (8.25% at December 31, 1996)............       --      2,600
Promissory note, other, dated December 15, 1993, fixed rate
  (5.75%), due in minimum annual installments of $500,000
  through 1999..............................................    2,000      1,500
Capital lease obligations, interest at fixed (ranging from
  5.5% to 9.5%) and variable (8.25% at December 31, 1996)
  rates, due in varying amounts through February 1999.......      393        259
                                                              -------    -------
                                                               11,243     19,409
Less unamortized discount...................................       --        244
Less current portion........................................    2,542      4,507
                                                              -------    -------
                                                              $ 8,701    $14,658
                                                              =======    =======

     Maturities of long-term debt, excluding unamortized discount, for the succeeding five years as of December 31, 1996, are as follows:

                                                LONG-TERM    CAPITAL
                                                  DEBT       LEASES      TOTAL
                                                ---------    -------    -------
                                                        (IN THOUSANDS)
1997..........................................   $ 4,300      $207      $ 4,507
1998..........................................    11,400        50       11,450
1999..........................................     1,800         2        1,802
2000..........................................     1,650        --        1,650

     The promissory note dated August 14, 1996, is guaranteed by a subsidiary of the Company and is secured by certain assets of that subsidiary.

     The promissory notes dated November 20, 1995, are secured by certain drilling equipment owned by subsidiaries of the Company and the Company is a guarantor of these notes. The notes also include certain financial covenants covering tangible net worth, debt service coverage and leverage ratios.

     The revolving credit agreement, which is to be used for working capital and general corporate purposes, is secured by the pledge of Company accounts receivable and inventory. Maximum borrowings under this facility in 1996 were $6,000,000, with average borrowings during the year of $1,116,308 and a weighted average interest rate on borrowings during the year of 8.32%. A standby letter of credit of $400,000 is issued under this agreement. The agreement also includes certain financial covenants covering tangible net worth, debt service

                                UTI ENERGY CORP.

(ALL PER SHARE AND SHARE AMOUNTS REFLECT THE 3:1 STOCK SPLIT EFFECTIVE SEPTEMBER
                                    5, 1997)

coverage and leverage ratios. The entire outstanding balance at December 31, 1996 has been treated as long-term, as at that date it was the Company's intention not to pay this amount down until June 1998.

     The promissory note dated December 15, 1993, requires annual mandatory prepayments not exceeding $500,000 per year of principal, commencing on April 1, 1995, until the note is fully repaid in an amount equal to the Company's excess cash flow as defined. Excess cash flow is generally net income adjusted for noncash expenditures, less the Company's $500,000 required annual redemption and the lesser of $1,750,000 or actual capital expenditures. The Company will make a mandatory prepayment of $500,000 on April 1, 1997.

9. STOCK PLANS

     In December 1993, the Company established a Restricted Stock Plan and a Non-Qualified Stock Option Plan.

     Under the Restricted Plan, 150,000 shares of Common Stock were awarded to certain full-time employees of the Company. Common Stock awarded under the Restricted Stock Plan vests in five equal annual installments contingent upon the beneficiaries' continued employment by the Company. As of December 31, 1996, 38,010 shares were unvested.

     Under the Non-Qualified Stock Option Plan, the Company awarded options to senior management to purchase 1,459,800 shares of Common Stock with an exercise price of $2.67 per share. The options vest in five equal annual installments contingent upon continued employment by the Company. On December 15, 1995, the options were repriced from $2.67 to prices ranging from $1.77 (the fair market value on December 15, 1995) to $2.13 depending upon the individual as well as the vesting date of the option. In addition, the term of each option was reduced from ten years from the original date of grant to five years from date of repricing. As of December 31, 1996, options to purchase 540,522 shares were exercisable and options to purchase 350,358 shares were unvested.

     In July 1996, the Company's shareholders approved the award of options to purchase 360,000 shares of the Company's common stock at a price equal to the fair market value of the stock at the date of grant to Remy Investors and Consultants, Inc., general partner of Remy Capital Partners III, L.P., an owner of 48.2% of the Company's common stock. These options expire five years from the date of grant. The options were awarded in December of 1995 as a result of the services Remy Investors and Consultants, Inc. rendered in connection with the acquisition and related financing of FWA and the Company's sale of the assets of Union Supply Company.

     In July 1996, the Company's shareholders approved the Non-Employee Director Stock Option Plan ("Director Plan"), a non-qualified stock option plan. Under the Director Plan, options to purchase up to an aggregate of 300,000 shares of Common Stock of the Company may be granted to non-employee directors of the Company. The Director Plan provides for the grant of an option to purchase 7,500 shares of Common Stock to each non-employee director as of December 19, 1995 and to each future non-employee director as of the date he is first elected. Options granted pursuant to the Director Plan stipulate that the purchase price per share be equal to the fair market value of the Common Stock as of the date of grant. Commencing on December 31, 1996, each non-employee director who has served for a period of at least one year will automatically be granted on each December 31 an option to purchase 3,750 shares of Common Stock at a purchase price equal to the fair market value of the Common Stock as of the date of grant. At December 31, 1996, 266,250 shares were available for granting of such options. No options under this plan will be granted after December 18, 2005. All options issued expire five years from the date of grant.

     In July 1996, the Company's shareholders approved the UTI Energy Corp. 1996 Employee Stock Option Plan. Under the plan, the Company can award options on up to 900,000 shares of Common Stock to certain

                                UTI ENERGY CORP.

(ALL PER SHARE AND SHARE AMOUNTS REFLECT THE 3:1 STOCK SPLIT EFFECTIVE SEPTEMBER
                                    5, 1997)

full-time employees at a price equal to the fair market value of the stock at the date the option is granted. During 1996, the Company awarded options to purchase 285,000 shares of Common Stock at an exercise price of $4.58 per share. The options vest over one to five years, with no options being exercisable at December 31, 1996.

     FASB Statement 123 requires that pro forma information regarding net income and earnings per share be determined as if the Company had accounted for its employee stock options under the fair value method as defined in that Statement for options granted or modified after December 31, 1994. The fair value for applicable options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996, respectively: risk-free interest rates of 5.38% and 6.70%; dividend yield of 0%; volatility factors of the expected market price of the Company's common stock of .307 and .438 and a weighted average expected life of the option of 2.64 and 3.52 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                                             1995      1996
                                                             -----    ------
Pro forma net income (loss)................................  $(107)   $4,739
Pro forma earnings (loss) per share:
  Primary..................................................  $(.01)   $  .41
  Fully diluted............................................  $(.01)   $  .41

     A summary of the Company's stock option activity and related information for the years ended December 31 follows:

                                                                           WEIGHTED-
                                                               SHARES       AVERAGE
                                                                UNDER      EXERCISE
                                                               OPTION        PRICE
                                                              ---------    ---------
Outstanding, December 31, 1994 and 1993.....................  1,459,800      $2.67
  Granted...................................................  1,303,380      $1.85
  Cancelled.................................................   (920,880)     $2.67
                                                              ---------
Outstanding, December 31, 1995..............................  1,842,300      $2.09
  Granted...................................................    296,250      $4.86
  Exercised.................................................   (408,342)     $2.54
  Cancelled.................................................   (160,578)     $2.67
                                                              ---------
Outstanding, December 31, 1996..............................  1,569,630      $2.43
                                                              =========
Exercisable, December 31,
  1994......................................................    291,960      $2.67
  1995......................................................  1,133,700      $2.12
  1996......................................................    923,040      $1.88

                                UTI ENERGY CORP.

(ALL PER SHARE AND SHARE AMOUNTS REFLECT THE 3:1 STOCK SPLIT EFFECTIVE SEPTEMBER
                                    5, 1997)

     Weighted-average fair value of options granted during 1995 and 1996 were $.44 per share and $1.86 per share, respectively.

     Exercise prices for options outstanding as of December 31, 1996, ranged from $1.90 per share to $11.79 per share. The weighted-average remaining contractual life of those options is 4.25 years.

10. DEFINED CONTRIBUTION PLANS

     The Company maintains two defined contribution plans. Employees who have completed one year of service (1,000 active work hours) and are age 21 or older are eligible to participate. Company matching provisions and vesting schedules vary by plan. For the years ended December 31, 1994, 1995 and 1996, the Company made matching contributions totaling approximately $189,000, $156,000 and $406,000, respectively. Effective January 1, 1997, the two plans were combined.

11. CONTINGENCIES

     The Company is involved in several claims arising in the ordinary course of business. In the opinion of management, all of these claims are covered by insurance and these matters will not have a material adverse effect on the Company's financial position.

     The Company is partially self-insured for employee health insurance claims and for workers' compensation. The Company incurs a maximum of $75,000 per employee under medical claims and a maximum of $250,000 per event for workers' compensation claims. Although the Company believes that adequate reserves have been provided for expected liabilities arising from its self-insured obligations, it is reasonably possible that management's estimates of these liabilities will change over the near term as circumstances develop.

12. FINANCIAL INSTRUMENTS

  Concentrations of credit risk:

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances and trade accounts receivable.

     In 1996, one customer accounted for approximately 25% of the revenue and approximately 20% of accounts receivable at December 31, 1996.

     The Company performs ongoing credit evaluations of its customers and generally does not require material collateral. The Company provides allowances for potential credit losses when necessary.

     The Company maintains cash balances with various financial institutions. These financial institutions are located throughout the country and Company policy is designed to limit exposure to any one institution. However, at December 31, 1996, the Company had cash in one institution in excess of insured limits. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy to ensure high credit quality.

     Cash, accounts receivable and accounts payable: The carrying amounts reported in the balance sheets approximate fair value.

     Long and short-term debt: The carrying amounts of the Company's borrowings under its short-term revolving credit arrangements and all promissory notes approximate their fair value. The fair value of debt was estimated by management based upon current interest rates available to the Company at the respective balance sheet dates for similar issues.

                                UTI ENERGY CORP.

(ALL PER SHARE AND SHARE AMOUNTS REFLECT THE 3:1 STOCK SPLIT EFFECTIVE SEPTEMBER
                                    5, 1997)

13. SUBSEQUENT EVENTS

     On January 27, 1997, the Company acquired the contract drilling assets of Quarles Drilling Corporation ("Quarles") for $16.2 million, consisting of $8.1 million in cash and 733,779 shares of Common Stock as adjusted pursuant to the purchase agreement. The Acquisition was accounted for using the purchase method, and Quarles operating results since January 27, 1997 have been consolidated with the operating results of the Company.

     On February 13, 1997, the Company exercised its option to purchase a leased facility for $485,000.

     On April 11, 1997, the Company acquired the land drilling operations of Southland Drilling Company Ltd., ("Southland") for approximately $27.1 million in cash and a five-year warrant to purchase 300,000 shares of Common Stock, at an exercise price of $16 per share (the "Southland Acquisition"). The acquired assets included eight land drilling rigs, various equipment and rig components, and other equipment used in Southland's contract drilling business. The Company also assumed various drilling contracts of Southland and hired Southland's rig crews. The Acquisition was accounted for using the purchase method, and Southland's operating results since April 11, 1997 have been consolidated with the operating results of the Company.

     The Southland Acquisition was financed with a combination of the Company's existing cash, the net proceeds from the private placement of $25 million principal amount of its 12% Senior Subordinated Notes due 2001 (the "Subordinated Notes") and the net proceeds from a new $25 million 38-month term loan facility. The Company also increased the amount available under its line of credit from $8.4 million to $12.0 million. The Subordinated Notes were issued by the Company at a discount of 2% together with a seven-year warrant to purchase 1,200,000 shares of Common Stock at an exercise price of $10.83 per share. The warrants are subject to call at $.08 per warrant after six months under certain circumstances if the market price of the Common Stock is greater than $15 per share over a 90 day period. The Company utilized a portion of the net proceeds from the term loan to refinance approximately $18.6 million in indebtedness that was incurred in connection with its prior acquisitions of FWA, Viersen and the contract drilling assets of Quarles. The indebtedness under the term loan is secured by substantially all of the Company's rig assets, inventory and accounts receivable.

     The Company's Board of Directors approved a 3-for-1 stock split, an increase in the number of authorized shares of UTI Common Stock from 10 million to 50 million shares, and authorized the issuance of up to 5,000,000 shares of preferred stock. These changes were approved at the August 28, 1997 stockholders' meeting with the stock split made effective September 5, 1997. The stock split has been given retroactive effect in these financial statements.

                                UTI ENERGY CORP.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

(ALL PER SHARE AND SHARE AMOUNTS REFLECT THE 3:1 STOCK SPLIT EFFECTIVE SEPTEMBER
                                    5, 1997)

                                                             DECEMBER 31,    JUNE 30,
                                                                 1996          1997
                                                              (SEE NOTE)    (UNAUDITED)
                                                             ------------   -----------
                                                                   (IN THOUSANDS)
                                        ASSETS
Current Assets
  Cash......................................................   $    570      $     49
  Accounts receivable, net of allowance for doubtful
     accounts of $305 in 1996 and $413 in 1997..............     17,831        27,838
  Other receivables.........................................        598           688
  Materials and supplies....................................        874         1,109
  Prepaid expenses..........................................      1,749         1,213
                                                               --------      --------
                                                                 21,622        30,897
Property and Equipment
  Land......................................................        749           899
  Buildings and improvements................................      1,760         2,196
  Machinery and equipment...................................     58,421        96,736
  Oil and gas working interests.............................      1,732         1,813
  Construction in process...................................        338           923
                                                               --------      --------
                                                                 63,000       102,567
  Less accumulated depreciation and amortization............     23,149        26,704
                                                               --------      --------
                                                                 39,851        75,863

Goodwill, less amortization of $0 in 1996 and $166 in
  1997......................................................         --         9,772
Other Assets................................................        397           421
                                                               --------      --------
                                                               $ 61,870      $116,953
                                                               ========      ========

                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Current portion of long-term debt.........................   $  4,507      $  5,226
  Accounts payable..........................................      7,945        10,070
  Accrued payroll costs.....................................      2,445         3,468
  Other accrued expenses....................................        964         3,725
                                                               --------      --------
                                                                 15,861        22,489
Long-Term Debt, less current portion........................     14,658        48,520
Deferred Income Taxes.......................................      8,305         8,305
Other Liabilities...........................................        350           350

Commitments and Contingencies
Shareholders' Equity
  Preferred stock $.01 par value, 5,000,000 shares
     authorized on August 28, 1997, none issued or
     outstanding in 1996 and 1997...........................         --            --
  Common stock, $.001 par value, 50,000,000 (30,000,000
     prior to August 28, 1997) shares authorized,10,807,008
     shares issued and outstanding in 1996, 12,110,187
     shares issued and outstanding in 1997..................         11            12
  Additional capital........................................     17,870        28,816
  Retained earnings.........................................      4,916         8,537
  Restricted stock plan unearned compensation...............       (101)          (76)
                                                               --------      --------
                                                                 22,696        37,289
                                                               --------      --------
                                                               $ 61,870      $116,953
                                                               ========      ========

           See notes to condensed consolidated financial statements.
- ---------------
Note: The balance sheet at December 31, 1996 has been derived from the audited financial statements but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. See Note 1 to condensed consolidated financial statements.

                                UTI ENERGY CORP.

            CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(ALL PER SHARE AND SHARE AMOUNTS REFLECT THE 3:1 STOCK SPLIT EFFECTIVE SEPTEMBER
                                    5, 1997)

                                                 THREE MONTHS ENDED             SIX MONTHS ENDED
                                                      JUNE 30,                      JUNE 30,
                                               -----------------------       -----------------------
                                                 1996           1997           1996           1997
                                               --------       --------       --------       --------
                                                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
Revenues
  Oilfield service........................      $19,586        $42,139        $39,906        $76,434
  Other...................................           73            301            159            374
                                                -------        -------        -------        -------
                                                 19,659         42,440         40,065         76,808
Costs and Expenses
  Cost of sales
     Oilfield service.....................       16,107         33,056         32,645         60,385
     Other................................           26             44             57             77
  Selling, general and administrative.....        1,774          2,840          3,447          5,174
  Depreciation and amortization...........        1,006          2,475          1,979          4,020
                                                -------        -------        -------        -------
                                                 18,913         38,415         38,128         69,656
                                                -------        -------        -------        -------
Operating Income..........................          746          4,025          1,937          7,152
Other Income (Expense)
  Interest................................         (209)        (1,275)          (432)        (1,754)
  Other, net..............................          107             27            854            254
                                                -------        -------        -------        -------
                                                   (102)        (1,248)           422         (1,500)
                                                -------        -------        -------        -------
Income Before Income Taxes................          644          2,777          2,359          5,652
Income Taxes..............................          163          1,000            678          2,031
                                                -------        -------        -------        -------
Net Income................................      $   481        $ 1,777        $ 1,681        $ 3,621
                                                =======        =======        =======        =======
Earnings Per Common Share:
  Primary.................................      $  0.04        $  0.13        $  0.15        $  0.27
                                                =======        =======        =======        =======
  Fully Diluted...........................      $  0.04        $  0.13        $  0.15        $  0.26
                                                =======        =======        =======        =======
Average Common Shares Outstanding
  Primary.................................     11,305,881     13,540,446     10,852,275     13,403,994
  Fully Diluted...........................     11,378,907     14,097,471     10,888,188     13,682,508

           See notes to condensed consolidated financial statements.

                                UTI ENERGY CORP.

                  CONDENSED CONSOLIDATED STATEMENT OF CHANGES
                      IN SHAREHOLDERS' EQUITY (UNAUDITED)
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997

(ALL PER SHARE AND SHARE AMOUNTS REFLECT THE 3:1 STOCK SPLIT EFFECTIVE SEPTEMBER
                                    5, 1997)

                                                                                          RESTRICTED
                                                                                          STOCK PLAN
                                       NUMBER        PAR       ADDITIONAL    RETAINED      UNEARNED
                                      OF SHARES     $.001       CAPITAL      EARNINGS    COMPENSATION     TOTAL
                                      ---------     -----      ----------    --------    ------------    --------
Balance at December 31, 1996........  10,807,008      11          17,870       4,916           (101)      22,696
  Net income........................                  --              --       3,621             --        3,621
  Issuance of common stock..........    733,779        1           8,092          --             --        8,093
  Exercise of options...............     83,400       --             148          --             --          148
  Exercise of warrants..............    486,000       --           1,296          --             --        1,296
  Warrants issued...................                  --           1,410          --             --        1,410
  Vesting of restricted stock
     plan...........................                  --              --          --             25           25
                                      ---------       --         -------      ------          -----      -------
Balance at June 30, 1996............  12,110,187      12          28,816       8,537            (76)      37,289
                                      =========       ==         =======      ======          =====      =======

           See notes to condensed consolidated financial statements.

                                UTI ENERGY CORP.

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(ALL PER SHARE AND SHARE AMOUNTS REFLECT THE 3:1 STOCK SPLIT EFFECTIVE SEPTEMBER
                                    5, 1997)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              --------------------
                                                               1996         1997
                                                              -------     --------
                                                                 (IN THOUSANDS)
Cash Flows From Operating Activities
  Income from operations....................................  $ 1,681     $  3,621
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................    1,979        4,020
     Deferred income taxes..................................       97           --
     Amortization of debt discount..........................       --          115
     Stock compensation expense.............................       21           25
     Provision for bad debt.................................       17          108
     Gain on disposal of fixed assets.......................      (38)        (290)
     Change in operating assets and liabilities, net of
      effect of business acquired:
       Accounts receivable and prepaids.....................   (2,624)      (9,669)
       Materials and supplies...............................     (171)        (235)
       Accounts payable, accrued expenses and accrued
        payroll costs.......................................    1,233        5,909
       Other................................................      141          (49)
                                                              -------     --------
          Net cash provided by operating activities.........    2,336        3,555
Cash Flows From Investing Activities
  Capital expenditures......................................   (2,074)      (6,747)
  Acquisition of businesses.................................       --      (35,247)
  Proceeds from sale of property and equipment..............      163          617
                                                              -------     --------
          Net cash used by investing activities.............   (1,911)     (41,377)
Cash Flows From Financing Activities
  Proceeds from issuance of long-term debt..................       34       57,600
  Repayments of long-term debt..............................   (1,041)     (20,734)
  Proceeds from issuance of common stock, options and
     warrants...............................................       --          435
                                                              -------     --------
          Net cash provided (used) by financing
            activities......................................   (1,007)      37,301
                                                              -------     --------
Net Decrease in Cash........................................     (582)        (521)
Cash at Beginning of Period.................................    2,273          570
                                                              -------     --------
Cash at End of Period.......................................  $ 1,691     $     49
                                                              =======     ========

           See notes to condensed consolidated financial statements.

                                UTI ENERGY CORP.

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                                 JUNE 30, 1997

(ALL PER SHARE AND SHARE AMOUNTS REFLECT THE 3:1 STOCK SPLIT EFFECTIVE SEPTEMBER
                                    5, 1997)

1. INTERIM FINANCIAL STATEMENTS

     The accompanying unaudited consolidated financial statements at June 30, 1997, have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the financial position and operating results for the interim periods have been included. The results of operations for the three and six months ended June 30, 1997, are not necessarily indicative of the results for the entire year ending December 31, 1997. For further information, refer to the Consolidated Financial Statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

2. IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in an increase in primary (renamed basic) earnings per share for the three months and six months ended June 30, 1997 of $.02 and $.04 per share, respectively, and an increase to the three months and six months ended June 30, 1996 of $.01 per share for each period. The impact of Statement 128 on the calculation of fully diluted earnings per share for these quarters is not expected to be material.

3. ACQUISITIONS AND DISPOSITIONS

     On August 14, 1996, the Company purchased all of the capital stock of the Viersen & Cochran Drilling Company ("Viersen"). Viersen was engaged in contract drilling in Oklahoma but had suspended its operations prior to the closing date. The consideration paid for Viersen consisted of (i) $6,000,000 in cash paid on August 14, 1996 (a portion of which the Company borrowed under its existing credit agreement); (ii) a two-year $8,000,000 promissory note (the "Promissory Note") executed by the Company in favor of the Seller; and (iii) stock warrants with a two-year term to purchase 600,000 shares of the Company's common stock, $.001 par value, at $5 per share. On April 11, 1997, the Company prepaid the Promissory Note at a contractually agreed upon discounted balance of $7,655,000 plus accrued interest incurring an immaterial penalty. The acquisition of Viersen was accounted for using the purchase method, and Viersen's operating results since August 14, 1996, have been consolidated with the operating results of the Company.

     On January 27, 1997, the Company acquired the contract drilling assets of Quarles Drilling Corporation ("Quarles") for $16.2 million, consisting of $8.1 million in cash and 733,779 shares of Common Stock as adjusted pursuant to the purchase agreement. The acquisition was accounted for using the purchase method, and Quarles' operating results since January 27, 1997 have been consolidated with the operating results of the Company.

     On April 11, 1997, the Company acquired the land drilling operations of Southland Drilling Company Ltd., ("Southland") for approximately $27.1 million in cash and a five-year warrant to purchase 300,000 shares of Common Stock, at an exercise price of $16 per share (the "Southland Acquisition"). The acquired assets included eight land drilling rigs, various equipment and rig components, and other equipment used in Southland's contract drilling business. The Company also assumed various drilling contracts of Southland and

                                UTI ENERGY CORP.

                        NOTES TO CONDENSED CONSOLIDATED
                FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)
                                 JUNE 30, 1997

(ALL PER SHARE AND SHARE AMOUNTS REFLECT THE 3:1 STOCK SPLIT EFFECTIVE SEPTEMBER
                                    5, 1997)

hired Southland's rig crews. The acquisition was accounted for using the purchase method, and Southland's operating results since April 11, 1997 have been consolidated with the operating results of the Company. Goodwill of $9.9 million has been recorded related to this acquisition.

     Provision for amortization of goodwill was determined by the straight-line method over 15 years.

     The Southland Acquisition was financed with a combination of the Company's existing cash, the net proceeds from the private placement of $25 million principal amount of its 12% Senior Subordinated Notes due 2001 (the "Subordinated Notes") and the net proceeds from a new $25 million 38-month term loan facility. The Company also increased the amount available under its line of credit from $8.4 million to $12.0 million. The Subordinated Notes were issued by the Company at a discount of 2% together with a seven-year warrant to purchase 1,200,000 shares of Common Stock at an exercise price of $10.83 per share. The 1,200,000 warrants were valued at $1,400,000 at the date of issuance. The warrants are subject to call at $.08 per warrant after six months under certain circumstances if the market price of the Common Stock is greater than $15 per share over a 90 day period. The Company utilized a portion of the net proceeds from the term loan to refinance approximately $18.6 million in indebtedness that was incurred in connection with its prior acquisitions of FWA Drilling Company, Inc., Viersen and the contract drilling assets of Quarles. The indebtedness under the term loan is secured by substantially all of the Company's rig assets, inventory and accounts receivable. The Subordinated Notes contain restrictions on the Company's ability to declare dividends and other limitations typical in this type of financing.

     The following pro forma operating results reflect the inclusion of Viersen in 1996, and the inclusion of Quarles and Southland for 1996 and 1997 as if the acquisitions occurred on January 1 of the year of the acquisition:

                                      THREE MONTHS             SIX MONTHS
                                     ENDED JUNE 30,          ENDED JUNE 30,
                                   -------------------     -------------------
                                    1996        1997        1996        1997
                                   -------     -------     -------     -------
                                                 (IN THOUSANDS)
Revenue..........................  $28,388     $44,207     $66,428     $87,562
                                   =======     =======     =======     =======
Net income (loss)................  $(1,183)    $ 1,946     $(1,233)    $ 2,935
                                   =======     =======     =======     =======
Earnings per share:
  -- Primary.....................  $  (.10)    $   .14     $  (.11)    $   .22
                                   =======     =======     =======     =======
  -- Fully diluted...............  $  (.10)    $   .14     $  (.11)    $   .21
                                   =======     =======     =======     =======

4. SUPPLEMENTAL CASH FLOW INFORMATION

     On January 27, 1997, the Company acquired the contract drilling division of Quarles for cash and stock as follows:

                                                              (IN THOUSANDS)
                                                              --------------
Cash paid for assets........................................     $ 8,100
Common stock issued.........................................       8,100
                                                                 -------
     Total purchase price...................................     $16,200
                                                                 =======

                                UTI ENERGY CORP.

                        NOTES TO CONDENSED CONSOLIDATED
                FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)
                                 JUNE 30, 1997

(ALL PER SHARE AND SHARE AMOUNTS REFLECT THE 3:1 STOCK SPLIT EFFECTIVE SEPTEMBER
                                    5, 1997)

     On April 11, 1997, the Company acquired the contract operations of Southland for cash and a warrants as follows:

                                                              (IN THOUSANDS)
                                                              --------------
Cash paid for assets........................................     $27,147
Warrants issued.............................................          10
                                                                 -------
     Total purchase price...................................     $27,157
                                                                 =======

     On May 15, 1997, a warrant holder redeemed 375,000 warrants for an equal amount of shares of common stock. The warrant holder cancelled an outstanding promissory note from the Company totaling $1 million, an amount equal to the exercise price.

5. COMMITMENTS AND CONTINGENCIES

     The Company is involved in several claims arising in the ordinary course of business. In the opinion of management, all of these claims are covered by insurance and these matters will not have a material adverse effect on the Company's financial position.

     The Company is partially self-insured for employee health insurance claims and for workers' compensation. The Company incurs a maximum of $75,000 per employee under medical claims and a maximum of $250,000 per event for workers' compensation claims. Although the Company believes that adequate reserves have been provided for expected liabilities arising from its self-insured obligations, it is reasonably possible that management's estimates of these liabilities will change over the near term as circumstances develop.

6. SUBSEQUENT EVENTS

     The Company's Board of Directors has approved a 3-for-1 stock split, an increase in the number of authorized shares of UTI common stock from 10 million to 50 million shares, and authorized the issuance of up to 5,000,000 shares of preferred stock. These changes were approved at the August 28, 1997 stockholders' meeting with the stock split made effective September 5, 1997. The stock split has been given retroactive effect in these financial statements.

======================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
Use of Proceeds.......................   12
Price Range of Common Stock and
  Dividend Policy.....................   13
Capitalization........................   14
Selected Consolidated Financial
  Data................................   15
Pro Forma Condensed Consolidated
  Statements of Income................   16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   20
Business..............................   25
Management............................   34
Principal and Selling Stockholders....   36
Description of Capital Stock..........   38
Shares Eligible for Future Sale.......   40
Underwriting..........................   41
Legal Matters.........................   42
Experts...............................   42
Available Information.................   43
Incorporation of Certain Documents by
  Reference...........................   43
Index to Consolidated Financial
  Statements..........................  F-1

======================================================
======================================================

                                5,915,500 Shares

                                     [LOGO]

                                UTI ENERGY CORP.

                                  Common Stock

                                ----------------
                                   PROSPECTUS
                                ----------------
                       PRUDENTIAL SECURITIES INCORPORATED

                                LEHMAN BROTHERS

                         RAUSCHER PIERCE REFSNES, INC.

                               SIMMONS & COMPANY
                                 INTERNATIONAL
                               September   , 1997
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with this Offering are:

Securities and Exchange Commission Registration Fee.........  $ 57,784
NASD Fee....................................................        --
American Stock Exchange Listing Fee.........................    15,000
Legal Fees and Expenses of the Company......................   100,000
Legal Fees and Expenses of Selling Stockholders.............
Accounting Fees and Expenses................................    50,000
Blue Sky Fees and Expenses (including legal fees)...........     2,000
Printing Expenses...........................................   100,000
Transfer Agent and Registrar Fees...........................     5,000
Miscellaneous...............................................    20,216
                                                              --------
          TOTAL.............................................  $
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Delaware law, a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including a breach of the director's duty of loyalty, acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, the approval of an improper payment of a dividend or an improper purchase by the corporation of stock or any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation provides that the Company's directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duty, subject to the described exceptions specified by Delaware law.

     Section 145 of the Delaware General Corporation Law grants to the Company the power to indemnify each officer and director of the Company against liabilities and expenses incurred by reason of the fact that he is or was an officer or director of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The By-laws of the Company provide for indemnification of each officer and director of the Company to the fullest extent permitted by Delaware law.

     Section 145 of the Delaware General Corporation Law also empowers the Company to purchase and maintain insurance on behalf of any person who is or was an officer or director of the Company against liability asserted against or incurred by him in any such capacity, whether or not the Company would have the power to indemnify such officer or director against such liability under the provisions of Section 145. The Company maintains a directors' and officers' liability policy for such purpose.

ITEM 16. EXHIBITS.

         **1.1           -- Form of Underwriting Agreement.
           3.1           -- Restated Certificate of Incorporation of the Company
                            (incorporated by reference to Amendment No. 1 to the
                            Company's Registration Statement on Form S-1 (No.
                            33-69726).
           3.2           -- Amendment to Restated Certificate of Incorporation
                            (incorporated by reference to Amendment No. 1 to the
                            Company's Registration Statement on Form S-1 (No.
                            33-69726).
           3.3           -- Amendment to Restated Certificate of Incorporation
                            (incorporated by reference to the Company's Annual Report
                            on Form 10-K for the year ended December 31, 1994).
         **3.4           -- Amendment to Restated Certificate of Incorporation dated
                            August 28, 1997.
           3.5           -- By-laws of the Company, as amended (incorporated by
                            reference to the Company's Annual Report on Form 10-K for
                            the year ended December 31, 1993).
           4.1           -- See Exhibits Nos. 3.1 and 3.2 for provisions of the
                            Restated Certificate of Incorporation and amended By-laws
                            of the Company defining the rights of the holders of
                            Common Stock.
           4.2           -- Form of Common Stock Certificate (incorporated by
                            reference to Amendment No. 1 to the Company's
                            Registration Statement on Form S-1 (No. 33-69726)).
           4.4           -- Stock Purchase Warrant dated August 14, 1996, between the
                            Sam K. Viersen, Jr. Trust dated September 9, 1986 as
                            Amended and Restated on May 11, 1994 and UTI Energy Corp
                            (incorporated by reference to the Company's Current
                            Report on Form 8-K dated August 28, 1996).
           4.5           -- Registration Rights Agreement with Bear Stearns & Co.
                            Inc. dated March 25, 1994, as assigned to Remy Capital
                            Partners III, L.P. (incorporated by reference to the
                            Company's Annual Report on Form 10-K for the year ended
                            December 31, 1994).
           4.6           -- Asset Purchase Agreement dated December 21, 1996, between the Company and Quarles Drilling Corporation
                            (incorporated by reference to the Company's Current
                            Report on Form 8-K dated January 27, 1997).
           4.7           -- Warrant Agreement dated as of December 19, 1995, between the Company and Remy Consultants Incorporated
                            incorporated by reference to           .
           4.8           -- Subscription Agreement dated September 19, 1995, by and between Shamrock Holdings of California, Inc. and UTI
                            Energy Corp. (incorporated by reference to the Company's
                            Annual Report on Form 10-K for the year ended December
                            31, 1995).
           4.9           -- UTI Energy Corp. 1996 Employee Stock Option Plan
                            (incorporated by reference to the Company's Registration
                            Statement on Form S-8 dated October 2, 1996).
           4.10          -- Warrant Agreement, dated April 11, 1997, by and between
                            UTI Energy Corp. And Southland Drilling Company, Ltd.
           4.11          -- Loan and Security Agreement dated April 11, 1997, by and among FWA Drilling Company, Inc., International Petroleum
                            Service Company, Triad Drilling Company, Universal Well
                            Services, Inc., USC, Incorporated, UTI Energy Corp.,
                            UTICO, Inc., Panther Drilling, Inc., and Mellon Bank,
                            N.A.

           4.12          -- Fourth Amendment and Modification to the Mellon Line of
                            Credit dated April 11, 1997, by and among FWA Drilling
                            Company, Inc., International Petroleum Service Company,
                            Triad Drilling Company, Universal Well Services, Inc.,
                            USC, Incorporated, UTI Energy Corp., UTICO, Inc., Panther
                            Drilling, Inc., and Mellon Bank, N.A.
           4.13          -- Note Purchase Agreement dated April 11, 1997, by and
                            among FWA Drilling Company, Inc., International Petroleum
                            Service Company, Triad Drilling Company, Universal Well
                            Services, Inc., USC, Incorporated, Panther Drilling,
                            Inc., and Canpartners Investments IV, LLC (incorporated
                            by reference to Schedule 13D relating to the Company
                            filed on April 22, 1997 by Canpartners Investments IV,
                            LLC, Canpartners Incorporated, Mitchell R. Julis, Joshua
                            S. Friedman and R. Christian B. Evensen).
           4.14          -- Note dated April 11, 1997, payable by FWA Drilling
                            Company, Inc., International Petroleum Service Company,
                            Triad Drilling Company, Universal Well Services, Inc.,
                            USC, Incorporated and Panther Drilling, Inc. to
                            Canpartners Investments IV, LLC.
           4.15          -- Warrant Agreement dated April 11, 1997, by and between
                            UTI Energy Corp. and Canpartners Investments IV, LLC.
           4.16          -- Warrant dated April 11, 1997, by and between UTI Energy
                            Corp. and Canpartners Investments IV, LLC.
           4.17          -- Registration Rights Agreement dated April 11, 1997, by
                            and between UTI Energy Corp. and Canpartners Investments
                            IV, LLC.
         **4.18          -- Registration Rights Agreement with Four Flags Holding
                            Company.
         **5.1           -- Opinion of Fulbright & Jaworski L.L.P.
         *11.1           -- Statement re Computation of Per Share Earnings.
          23.1           -- Consent of Fulbright & Jaworski L.L.P. (included in
                            Exhibit 5.1).
         *23.2           -- Consent of Ernst & Young LLP.
         *23.3           -- Consent of Ernst & Young LLP, with respect to the
                            financial statements of Viersen & Cochran Drilling
                            Company, Inc. (included in Exhibit 23.2).
         *23.4           -- Consent of Coopers & Lybrand LLP, with respect to the
                            financial statements of Quarles Drilling Corporation.
         *23.5           -- Consent of Ernst & Young LLP with respect to the
                            financial statements of Southland Drilling Corporation
                            (included in Exhibit 23.2).
         *24.1           -- Powers of Attorney from certain members of the Board of
                            Directors of the Company (contained on page II-4).
          27.1           -- Financial Data Schedule (previously filed with the
                            Company's Quarterly Report on Form 10-Q for the three
                            months ended June 30, 1997).

- ---------------

 * Filed herewith.

** To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Securities Act or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on September 7, 1997.

                                            UTI ENERGY CORP.

                                            By:     /s/ VAUGHN E. DRUM
                                              ----------------------------------
                                                        Vaughn E. Drum
                                                  President, Chief Executive
                                                     Officer and Director
                                                (Principal Executive Officer)

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Mark S. Siegel, Vaughn E. Drum and P. Blake Dupuis, or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same and all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, and any of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                  TITLE                    DATE
                      ---------                                  -----                    ----

                 /s/ VAUGHN E. DRUM                    President, Chief Executive   September 7, 1997
- -----------------------------------------------------  Officer and Director
                   Vaughn E. Drum                      (Principal Executive
                                                       Officer)

                 /s/ P. BLAKE DUPUIS                   Vice President Chief         September 7, 1997
- -----------------------------------------------------  Financial Officer and
                   P. Blake Dupuis                     Chief Accounting Officer
                                                       (Principal Financial and
                                                       Accounting Officer)

                 /s/ MARK S. SIEGEL                    Director and Chairman of     September 7, 1997
- -----------------------------------------------------  the Board
                   Mark S. Siegel

                /s/ KENNETH N. BERNS                   Director                     September 7, 1997
- -----------------------------------------------------
                  Kenneth N. Berns

                  /s/ TERRY H. HUNT                    Director                     September 7, 1997
- -----------------------------------------------------
                    Terry H. Hunt

                 /s/ NADINE C. SMITH                   Director                     September 7, 1997
- -----------------------------------------------------
                   Nadine C. Smith

                /s/ ROBERT B. SPEARS                   Director                     September 7, 1997
- -----------------------------------------------------
                  Robert B. Spears

                                 EXHIBIT INDEX

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
         **1.1           -- Form of Underwriting Agreement.
           3.1           -- Restated Certificate of Incorporation of the Company
                            (incorporated by reference to Amendment No. 1 to the
                            Company's Registration Statement on Form S-1 (No.
                            33-69726).
           3.2           -- Amendment to Restated Certificate of Incorporation
                            (incorporated by reference to Amendment No. 1 to the
                            Company's Registration Statement on Form S-1 (No.
                            33-69726).
           3.3           -- Amendment to Restated Certificate of Incorporation
                            (incorporated by reference to the Company's Annual Report
                            on Form 10-K for the year ended December 31, 1994).
         **3.4           -- Amendment to Restated Certificate of Incorporation dated
                            August 28, 1997.
           3.5           -- By-laws of the Company, as amended (incorporated by
                            reference to the Company's Annual Report on Form 10-K for
                            the year ended December 31, 1993).
           4.1           -- See Exhibits Nos. 3.1 and 3.2 for provisions of the
                            Restated Certificate of Incorporation and amended By-laws
                            of the Company defining the rights of the holders of
                            Common Stock.
           4.2           -- Form of Common Stock Certificate (incorporated by
                            reference to Amendment No. 1 to the Company's
                            Registration Statement on Form S-1 (No. 33-69726)).
           4.4           -- Stock Purchase Warrant dated August 14, 1996, between the
                            Sam K. Viersen, Jr. Trust dated September 9, 1986 as
                            Amended and Restated on May 11, 1994 and UTI Energy Corp
                            (incorporated by reference to the Company's Current
                            Report on Form 8-K dated August 28, 1996).
           4.5           -- Registration Rights Agreement with Bear Stearns & Co.
                            Inc. dated March 25, 1994, as assigned to Remy Capital
                            Partners III, L.P. (incorporated by reference to the
                            Company's Annual Report on Form 10-K for the year ended
                            December 31, 1994).
           4.6           -- Asset Purchase Agreement dated December 21, 1996, between the Company and Quarles Drilling Corporation
                            (incorporated by reference to the Company's Current
                            Report on Form 8-K dated January 27, 1997).
           4.7           -- Warrant Agreement dated as of December 19, 1995, between the Company and Remy Consultants Incorporated
                            incorporated by reference to           .
           4.8           -- Subscription Agreement dated September 19, 1995, by and between Shamrock Holdings of California, Inc. and UTI
                            Energy Corp. (incorporated by reference to the Company's
                            Annual Report on Form 10-K for the year ended December
                            31, 1995).
           4.9           -- UTI Energy Corp. 1996 Employee Stock Option Plan
                            (incorporated by reference to the Company's Registration
                            Statement on Form S-8 dated October 2, 1996).
           4.10          -- Warrant Agreement, dated April 11, 1997, by and between
                            UTI Energy Corp. And Southland Drilling Company, Ltd.
           4.11          -- Loan and Security Agreement dated April 11, 1997, by and among FWA Drilling Company, Inc., International Petroleum
                            Service Company, Triad Drilling Company, Universal Well
                            Services, Inc., USC, Incorporated, UTI Energy Corp.,
                            UTICO, Inc., Panther Drilling, Inc., and Mellon Bank,
                            N.A.

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
           4.12          -- Fourth Amendment and Modification to the Mellon Line of
                            Credit dated April 11, 1997, by and among FWA Drilling
                            Company, Inc., International Petroleum Service Company,
                            Triad Drilling Company, Universal Well Services, Inc.,
                            USC, Incorporated, UTI Energy Corp., UTICO, Inc., Panther
                            Drilling, Inc., and Mellon Bank, N.A.
           4.13          -- Note Purchase Agreement dated April 11, 1997, by and
                            among FWA Drilling Company, Inc., International Petroleum
                            Service Company, Triad Drilling Company, Universal Well
                            Services, Inc., USC, Incorporated, Panther Drilling,
                            Inc., and Canpartners Investments IV, LLC (incorporated
                            by reference to Schedule 13D relating to the Company
                            filed on April 22, 1997 by Canpartners Investments IV,
                            LLC, Canpartners Incorporated, Mitchell R. Julis, Joshua
                            S. Friedman and R. Christian B. Evensen).
           4.14          -- Note dated April 11, 1997, payable by FWA Drilling
                            Company, Inc., International Petroleum Service Company,
                            Triad Drilling Company, Universal Well Services, Inc.,
                            USC, Incorporated and Panther Drilling, Inc. to
                            Canpartners Investments IV, LLC.
           4.15          -- Warrant Agreement dated April 11, 1997, by and between
                            UTI Energy Corp. and Canpartners Investments IV, LLC.
           4.16          -- Warrant dated April 11, 1997, by and between UTI Energy
                            Corp. and Canpartners Investments IV, LLC.
           4.17          -- Registration Rights Agreement dated April 11, 1997, by
                            and between UTI Energy Corp. and Canpartners Investments
                            IV, LLC.
         **4.18          -- Registration Rights Agreement with Four Flags Holding
                            Company.
         **5.1           -- Opinion of Fulbright & Jaworski L.L.P.
         *11.1           -- Statement re Computation of Per Share Earnings.
          23.1           -- Consent of Fulbright & Jaworski L.L.P. (included in
                            Exhibit 5.1).
         *23.2           -- Consent of Ernst & Young LLP.
         *23.3           -- Consent of Ernst & Young LLP, with respect to the
                            financial statements of Viersen & Cochran Drilling
                            Company, Inc. (included in Exhibit 23.2).
         *23.4           -- Consent of Coopers & Lybrand LLP, with respect to the
                            financial statements of Quarles Drilling Corporation.
         *23.5           -- Consent of Ernst & Young LLP with respect to the
                            financial statements of Southland Drilling Corporation
                            (included in Exhibit 23.2).
         *24.1           -- Powers of Attorney from certain members of the Board of
                            Directors of the Company (contained on page II-4).
          27.1           -- Financial Data Schedule (previously filed with the
                            Company's Quarterly Report on Form 10-Q for the three
                            months ended June 30, 1997).

- ---------------

 * Filed herewith.

** To be filed by amendment.